Underlying supplement no. 5-I
To the prospectus dated April 17, 2026 and
the prospectus supplement dated April 17, 2026

Registration Statement Nos. 333-293684
and 333-293684-01
Dated April 17, 2026
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Notes Linked to the MerQube Vol Advantage Index Series

JPMORGAN CHASE FINANCIAL COMPANY LLC

Notes, Fully and Unconditionally Guaranteed by JPMorgan Chase & Co., Linked to the MerQube Vol Advantage Index Series

Each of JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC may, from time to time, offer and sell notes linked in whole or in part to an index in the MerQube Vol Advantage Index Series listed below (each, an "**Index**" and collectively, the "**Indices**"):

- MerQube US Tech+ Vol Advantage Index
- MerQube US Large-Cap Vol Advantage Index
- MerQube US Small-Cap Vol Advantage Index
- MerQube US Gold Vol Advantage Index
- MerQube Bitcoin Vol Advantage Index

The issuer of the notes, as specified in the relevant terms supplement, is referred to in this underlying supplement as the "**Issuer**." The Issuer will be either JPMorgan Chase & Co. or JPMorgan Chase Financial Company LLC. For notes issued by JPMorgan Chase Financial Company LLC, JPMorgan Chase & Co., in its capacity as guarantor of those notes, is referred to in this underlying supplement as the "**Guarantor**."

Each Index is subject to a 6.0% per annum daily deduction. Each of the MerQube US Tech+ Vol Advantage Index and the MerQube Bitcoin Vol Advantage Index is also subject to a notional financing cost deducted daily. These daily deductions will offset any appreciation of the components of each Index, will heighten any depreciation of those components and will generally be a drag on the performance of each Index. Each Index will trail the performance of an identical index without such deductions.

This underlying supplement describes each Index, the relationship between JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC and the sponsor of each Index and terms that will apply generally to notes linked in whole or in part to an Index and provides other relevant information. This underlying supplement supplements the terms described in the accompanying product supplement, the prospectus supplement and the prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the notes, including any changes to the terms specified below. These term sheets and pricing supplements are referred to generally in this underlying supplement as terms supplements. The accompanying product supplement, the relevant terms supplement or another accompanying underlying supplement will describe any other index or reference asset to which the notes are linked. If the terms described in the relevant terms supplement are inconsistent with those described in this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement or the prospectus, the terms described in the relevant terms supplement will control. In addition, if this underlying supplement and the accompanying product supplement or another accompanying underlying supplement contain information relating to the same Index to which the notes are linked, the information contained in the document with the most recent date will control.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page S-2 of the prospectus supplement, "Risk Factors" in the accompanying product supplement and "Risk Factors" beginning on page US-4 of this underlying supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of the relevant terms supplement, this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

J.P.Morgan

April 17, 2026

TABLE OF CONTENTS

The Issuer and the Guarantor (if applicable) have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement or the prospectus with respect to the notes offered by the relevant terms supplement and with respect to the Issuer and the Guarantor (if applicable). The Issuer and the Guarantor (if applicable) take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The relevant terms supplement, together with this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement and the prospectus, will contain the terms of the notes and will supersede all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of the Issuer. The information in each of the relevant terms supplement, this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement and the prospectus may be accurate only as of the date of that document.

The notes are not appropriate for all investors and involve a number of risks and important legal and tax consequences that should be discussed with your professional advisers. You should be aware that the regulations of Financial Industry Regulatory Authority, Inc., or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this underlying supplement, any other accompanying underlying supplement, the accompanying product supplement, the prospectus supplement and the prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes under any circumstances in which that offer or solicitation is unlawful.

The notes are not commodity futures contracts or swaps and are not regulated under the Commodity Exchange Act, as amended (the "Commodity Exchange Act"). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

In this underlying supplement, "we," "us" and "our" refer to the Issuer, unless the context requires otherwise, and "JPMorgan Financial" refers to JPMorgan Chase Financial Company LLC. To the extent applicable, each index described in this underlying supplement is deemed to be one of the "Indices" referred to in the accompanying product supplement.

SUMMARY

All information contained in this underlying supplement regarding each of the indices in the MerQube Vol Advantage Index Series set forth in the table below (each, an "**Index**" and collectively, the "**Indices**"), including, without limitation, their make-up, method of calculation and changes in their components, has been derived from publicly available information and other information provided by MerQube (the "**Index Sponsor**" and "**Index Calculation Agent**"), without independent verification. This information reflects the policies of, and is subject to change by, the Index Sponsor. Each Index was developed by the Index Sponsor, in coordination with J.P. Morgan Securities LLC ("**JPMS**"). Each Index is maintained by the Index Sponsor and is calculated and published by the Index Calculation Agent. The Index Sponsor has no obligation to continue to publish, and may discontinue the publication of, any Index.

Index	Bloomberg Ticker	Underlying Asset	Underlying Index	Volatility Reference Asset	Rebalance Frequency	Live Date
MerQube US Tech+ Vol Advantage Index	MQUSTVA	Unfunded position in Invesco QQQ Trust^{SM}, Series 1 (the "**QQQ Fund**")*	Nasdaq-100 Index®	QQQ Fund	Weekly	6/22/2021
MerQube US Large-Cap Vol Advantage Index	MQUSLVA	Unfunded rolling position in E-mini® S&P 500® futures	S&P 500® Index	State Street® SPDR® S&P 500® ETF Trust (the "**SPY Fund**")	Weekly	2/11/2022
MerQube US Small-Cap Vol Advantage Index	MQUSSVA	Unfunded rolling position in E-mini® Russell 2000® futures	Russell 2000® Index	iShares® Russell 2000 ETF (the "**IWM Fund**")	Weekly	6/21/2022
MerQube US Gold Vol Advantage Index	MQUSGVA	Unfunded rolling position in Gold futures ("**Gold Futures**")	N/A	Gold Futures	Monthly	2/11/2025
MerQube Bitcoin Vol Advantage Index	MQUSBVA	Unfunded position in iShares® Bitcoin Trust ETF (the "**IBIT Fund**")	N/A	IBIT Fund	Weekly	1/23/2026

* Since February 9, 2024 (the "**Amendment Effective Date**"), the Underlying Asset (as defined below) of the MerQube US Tech+ Vol Advantage Index has been calculated as the excess of the total return of the QQQ Fund over a notional financing cost. Prior to the Amendment Effective Date, the Underlying Asset of the MerQube US Tech+ Vol Advantage Index was an unfunded rolling position in E-mini® Nasdaq-100 futures.

An affiliate of ours currently has an approximately 10% equity interest in the Index Sponsor, and an employee of JPMS, another of our affiliates, is a member of the board of directors of the Index Sponsor.

Each Index was established on the applicable live date set forth in the table above. Each Index is reported by the Bloomberg Professional® service ("**Bloomberg**") under the applicable ticker symbol set forth in the table above.

Each Index attempts to provide a dynamic rules-based exposure to the applicable underlying asset set forth in the table above (each, an "**Underlying Asset**" and collectively, the "**Underlying Assets**"), while targeting a level of implied volatility, with a maximum exposure to that Underlying Asset of 500% and a minimum exposure to that Underlying Asset of 0%. Each Index is subject to a 6.0% per annum daily deduction and, in the case of each of the MerQube US Tech+ Vol Advantage Index and the

MerQube Bitcoin Vol Advantage Index (each, a "**Fund Index**" and collectively, the "**Fund Indices**"), the performance of its Underlying Asset is also subject to a notional financing cost deducted daily.

The Underlying Asset of each Index references an underlying index, a commodity or a digital asset. For more information about the Underlying Assets and the underlying indices, see "Background on the Invesco QQQ Trust^SM, Series 1," "Background on the Futures Contracts," "Background on the Nasdaq-100 Index®," "Background on the S&P 500® Index," "Background on the Russell 2000® Index" and "Background on the iShares® Bitcoin Trust ETF," as applicable, below.

The MerQube US Tech+ Vol Advantage Index tracks the performance of the QQQ Fund and the MerQube Bitcoin Vol Advantage Index tracks the performance of the IBIT Fund (each of the QQQ Fund and the IBIT Fund, an "**Underlying Fund**" and collectively, the "**Underlying Funds**"), in each case with distributions, if any, notionally reinvested, *less* the daily deduction of a notional financing cost. The relevant notional financing cost for each Fund Index is intended to approximate the cost of maintaining a position in its Underlying Fund using borrowed funds at a rate of interest equal to SOFR *plus* a fixed spread of (1) 0.50% per annum in the case of the MerQube US Tech+ Vol Advantage Index or (2) 1.25% per annum in the case of the MerQube Bitcoin Vol Advantage Index. SOFR, the Secured Overnight Financing Rate, is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. See "Background on SOFR" in this underlying supplement for additional information about SOFR. The relevant notional financing cost for the MerQube US Tech+ Vol Advantage Index has been deducted from the performance of the QQQ Fund in calculating the MerQube US Tech+ Vol Advantage Index only since the Amendment Effective Date.

Each Index is an "excess return" index and not a "total return" index. Each Fund Index is an excess return index because, as part of the calculation of the level of that Fund Index, the performance of its Underlying Fund is reduced by the relevant notional financing cost. Each other Index (each, a "**Futures Index**" and collectively, the "**Futures Indices**") is an excess return index because it measures the returns accrued from investing in uncollateralized futures contracts, resulting in an implicit financing cost.

On each Index rebalance day, the exposure of the relevant Index to the applicable Underlying Asset is set equal to (a) the 35% implied volatility target (the "**target volatility**") *divided by* (b) the implied volatility of the applicable volatility reference asset set forth in the table above (each, a "**Volatility Reference Asset**" and collectively, the "**Volatility Reference Assets**") over a period of one week (in the case of an Index that rebalances weekly) or one month (in the case of an Index that rebalances monthly), as applicable, subject to a maximum exposure of 500%. For example, if the implied volatility of a Volatility Reference Asset is equal to 17.5%, the exposure of the applicable Index to the applicable Underlying Asset will equal 200% (or 35% / 17.5%) and if the implied volatility of a Volatility Reference Asset is equal to 40%, the exposure of the applicable Index to the applicable Underlying Asset will equal 87.5% (or 35% / 40%). An Index's exposure to the applicable Underlying Asset will be greater than 100% when the implied volatility of its Volatility Reference Asset is below 35%, and an Index's exposure to the applicable Underlying Asset will be less than 100% when the implied volatility of its Volatility Reference Asset is above 35%. In general, the Indices' target volatility feature is expected to result in the volatility of each Index being more stable over time than if no target volatility feature were employed. No assurance can be provided that the volatility of any Index will be stable at any time.

For more information about the Volatility Reference Assets that are exchange-traded funds, see "Background on the Invesco QQQ Trust^SM, Series 1," "Background on the State Street® SPDR® S&P 500® ETF Trust," "Background on the iShares Russell® 2000 ETF" and "Background on the iShares® Bitcoin Trust ETF," as applicable, below. Each of the MerQube US Large-Cap Vol Advantage Index and the MerQube US Small-Cap Vol Advantage Index uses the implied volatility of its Volatility Reference Asset as a proxy for the volatility of the applicable Underlying Asset.

For each Index, the 6.0% per annum daily deduction (and, for each Fund Index, the relevant notional financing cost) will offset any appreciation of the applicable Underlying Asset, will heighten any depreciation of the applicable Underlying Asset and will generally be a drag on the performance of that Index. Each Index will trail the performance of an identical index without such deduction(s).

Holding the estimated value of the notes and market conditions constant, the economic terms available on the notes linked to an Index are expected to be more favorable to investors than the terms that would be available on a hypothetical note issued by us linked to an identical index without a 6.0% per annum daily deduction. However, there can be no assurance that any improvement in the terms of the notes derived from such daily deduction will offset the negative effect of the daily deduction on the performance of the applicable Index. The return on the notes may be lower than the return on a hypothetical note issued by us linked to an identical index without a daily deduction.

The 6.0% per annum daily deduction and the volatility of the applicable Index (as influenced by that Index's target volatility feature) are two of the primary variables that affect the economic terms of the notes linked to that Index. Additionally, the daily deduction and volatility of the applicable Index are two of the inputs our affiliates' internal pricing models use to value the derivative or derivatives underlying the economic terms of the notes linked to that Index for purposes of determining the estimated value of the notes set forth in the relevant terms supplement. The daily deduction will effectively reduce the value of the derivative or derivatives underlying the economic terms of the notes. See the discussion and risk factors relating to the estimated value of the notes in the accompanying product supplement and the relevant terms supplement.

For additional information about the Indices, see "The MerQube Vol Advantage Index Series" below.

Each Index is subject to risks associated with the use of significant leverage. For each Fund Index, the relevant notional financing cost deducted daily will be magnified by any leverage provided by that Fund Index. In addition, each Index may be significantly uninvested on any given day, and, in that case, will realize only a portion of any gains due to appreciation of the applicable Underlying Asset on that day. The index deduction is deducted daily at a rate of 6.0% per annum from each Index, even when that Index is not fully invested.

No assurance can be given that the investment strategy used to construct the Indices will achieve its intended results or that any Index will be successful or will outperform any alternative index or strategy that might reference the applicable Underlying Asset.

RISK FACTORS

Your investment in the notes will involve certain risks. Investing in the notes is not equivalent to investing directly in any Index, Underlying Asset, underlying index, underlying commodity or underlying digital asset, any of the equity securities composing any underlying index, any Volatility Reference Asset or exchange-traded or over-the-counter instruments based on, or other instruments linked to, any of the foregoing. **You should consider carefully the following discussion of risks, as well as the discussion of risks included in the relevant terms supplement, the accompanying product supplement and any other accompanying underlying supplement, before you decide that an investment in the notes is appropriate for you.**

Capitalized terms used in this section without definition are as defined in "Summary" above.

Risks Relating to the Indices Generally

J.P. Morgan Securities LLC, an affiliate of the Issuer and the Guarantor (if applicable), coordinated with the Index Sponsor in the development of the Indices, and our affiliate owns an equity interest in the Index Sponsor.

J.P. Morgan Securities LLC, which is referred to in this underlying supplement as JPMS, an affiliate of the Issuer and the Guarantor (if applicable), coordinated with the Index Sponsor in its development of the guidelines and policies governing the composition and calculation of the Indices. Although the Index Sponsor, in developing the Indices, coordinated with JPMS, JPMorgan Chase & Co., as the ultimate parent company of JPMS, ultimately controls JPMS.

An affiliate of ours currently has an approximately 10% equity interest in the Index Sponsor, and an employee of JPMS, another of our affiliates, is a member of the board of directors of the Index Sponsor. The Index Sponsor can implement policies, make judgments or enact changes to an Index methodology that could negatively affect the performance of that Index. The Index Sponsor can also alter, discontinue or suspend calculation or dissemination of the Indices. Any of these actions could adversely affect the value of the notes. The Index Sponsor has no obligation to consider your interests in calculating, maintaining or revising an Index, and we, JPMS, our other affiliates and our respective employees are under no obligation to consider your interests as an investor in the notes in connection with the role of our affiliate as an owner of an equity interest in the Index Sponsor or the role of an employee of JPMS as a member of the board of directors of the Index Sponsor.

In addition, the policies and judgments for which JPMS was responsible could have an impact, positive or negative, on the levels of the Indices and the value of your notes. JPMS was under no obligation to consider your interests as an investor in the notes in its role in developing the guidelines and policies governing an Index or making judgments that may affect the level of that Index. Furthermore, the inclusion of the applicable Underlying Asset in an Index is not an investment recommendation by the Issuer, the Guarantor (if applicable) or JPMS of those Underlying Assets.

Furthermore, the benchmark price of gold referenced by the Gold Futures is administered by the London Bullion Market Association ("**LBMA**") or an independent service provider appointed by the LBMA, and we are, or one of our affiliates is, a price participant that contributes to the determination of that price. We and our affiliates will have no obligation to consider your interests as a holder of the notes in taking any actions in connection with our roles as a price participant that might affect the notes.

The Index Sponsor may adjust an Index in a way that affects its level, and the Index Sponsor has no obligation to consider your interests.

The Index Sponsor is responsible for maintaining the Indices. The Index Sponsor can add, delete or substitute the components of the Indices or make other methodological changes that could change the levels of the Indices. You should realize that the changing of the components included in an Index may affect that Index, as a newly added component may perform significantly better or worse than the component it replaces. Additionally, the Index Sponsor may alter, discontinue or suspend calculation or dissemination of any Index. Any of these actions could adversely affect the value of the notes. The Index Sponsor has no obligation to consider your interests in calculating or revising the Indices.

The level of each Index will reflect a 6.0% per annum daily deduction.

One way in which each Index may differ from a typical index is that its level will include a 6.0% per annum daily deduction. As a result of the daily deduction, the level of each Index will trail the value of a hypothetical identically constituted notional portfolio that is not subject to any such deduction.

The index deduction will place a significant drag on the performance of each Index, potentially offsetting positive returns on that Index's investment strategy, exacerbating negative returns of its investment strategy and causing the level of that Index to decline steadily if the return of its investment strategy is relatively flat. An Index will not appreciate unless the return of its investment strategy is sufficient to offset the negative effects of the index deduction, and then only to the extent that the return of its investment strategy is greater than the index deduction. As a result of the index deduction, the level of each Index may decline even if the return of its investment strategy is positive.

Each Fund Index is also subject to a notional financing cost deducted daily. See "— Risks Relating to the Fund Indices — The level of each Fund Index will reflect the deduction of a notional financing cost" below.

The daily deduction is one of the inputs our affiliates' internal pricing models use to value the derivative or derivatives underlying the economic terms of the notes linked to an Index for purposes of determining the estimated value of the notes set forth in the relevant terms supplement. The daily deduction will effectively reduce the value of the derivative or derivatives underlying the economic terms of the notes. See the discussion and risk factors relating to the estimated value of the notes in the accompanying product supplement and the relevant terms supplement.

Each Index may not be successful or outperform any alternative strategy that might be employed in respect of the applicable Underlying Asset.

No assurance can be given that the investment strategy on which any Index is based will be successful or that any Index will outperform any alternative strategy that might be employed with respect to the applicable Underlying Asset.

An Index may not approximate its target volatility.

No assurance can be given that an Index will maintain an annualized realized volatility that approximates its target volatility of 35%. An Index's target volatility is a level of implied volatility and therefore the actual realized volatility of an Index may be greater or less than the target volatility. On each Index rebalance day, the exposure of an Index to the applicable Underlying Asset is set equal to (a) the 35% implied volatility target *divided by* (b) the implied volatility of its Volatility Reference Asset over a period of one week (in the case of an Index that rebalances weekly) or one month (in the case of an Index that rebalances monthly), as applicable, subject to a maximum exposure of 500%. Each of the MerQube US Large-Cap Vol Advantage Index and the MerQube Small-Cap Vol Advantage Index uses the implied volatility of its Volatility Reference Asset as a proxy for the volatility of the applicable Underlying Asset. However, there is no guarantee that the methodology used by MerQube US Large-Cap Vol Advantage Index or MerQube Small-Cap Vol Advantage Index to determine the implied volatility of its Volatility Reference Asset will be representative of the implied or realized volatility of the applicable futures contracts that are its Underlying Asset. For each of the MerQube US Large-Cap Vol Advantage Index and the MerQube Small-Cap Vol Advantage Index, the performance of its Volatility Reference Asset may not correlate with the performance of those futures contracts, particularly during periods of market volatility. There is also no guarantee that the methodology used by the MerQube US Tech+ Vol Advantage Index, the MerQube US Gold Vol Advantage Index or the MerQube Bitcoin Vol Advantage Index to determine the implied volatility of its Volatility Reference Asset will be representative of the realized volatility of its Underlying Asset. In addition, for each Index, the volatility of the applicable Underlying Asset on any day may change quickly and unexpectedly and realized volatility may differ significantly from implied volatility. In general, over time, the realized volatility of an Underlying Asset has tended to be lower than its implied volatility; however, at any time that realized volatility may exceed its implied volatility, particularly during periods of market volatility. Accordingly, the actual annualized realized volatility of an Index may be greater than or less than the target volatility, which may adversely affect the level of that Index and the value of the notes.

Each Index is subject to risks associated with the use of significant leverage.

On an Index rebalance day, each Index will employ leverage to increase the exposure of that Index to the applicable Underlying Asset if the implied volatility of its Volatility Reference Asset is below 35%, subject to a maximum exposure of 500%. Under normal market conditions in the past, the Volatility Reference Asset of each Index has tended to exhibit an implied volatility below 35%. Accordingly, each Index has generally employed leverage in the past, except during periods of elevated volatility. When leverage is employed for an Index, any movements in the prices of the applicable Underlying Asset will result in greater changes in the level of that Index than if leverage were not used. In particular, the use of leverage for an Index will magnify any negative performance of the applicable Underlying Asset, which, in turn, would negatively affect the performance of that Index. Because each Index's leverage is adjusted only on a weekly or monthly basis, in situations where a significant increase in volatility is accompanied by a significant decline in the value of the applicable Underlying Asset, the level of that Index may decline significantly before the following Index rebalance day when that Index's exposure to the applicable Underlying Asset would be reduced. In addition, for each Fund Index, the relevant notional financing cost deducted daily will be magnified by any leverage provided by that Fund Index.

Each Index may be adversely affected by a "volatility drag" effect.

If an Index is not consistently successful in increasing exposure to the applicable Underlying Asset in advance of increases in the value of the applicable Underlying Asset and reducing exposure to applicable Underlying Asset in advance of declines in the value of the applicable Underlying Asset, then that Index is also expected to be subject to a "volatility drag" effect, which will exacerbate the decline that results from having highly leveraged exposure to the declines in the value of the applicable Underlying Asset. The decay effect would result from the fact that an Index resets its leveraged exposure to the applicable Underlying Asset on a weekly or monthly basis, as applicable, and would manifest any time the value of the applicable Underlying Asset moves in one direction prior to a reset and another direction following the reset. The decay effect would result because resetting leverage after an increase but in advance of a decline would cause an Index to have increased exposure to that decline, and resetting leverage following a decline but in advance of an increase would cause an Index to have decreased exposure to that increase. The more this fact pattern repeats, the lower the performance of an Index would be relative to the performance of the applicable Underlying Asset.

Each Index may be significantly uninvested.

On an Index rebalance day, the exposure of each Index to the applicable Underlying Asset will be less than 100% when the implied volatility of its Volatility Reference Asset is above 35%. If an Index's exposure to the applicable Underlying Asset is less than 100%, that Index will not be fully invested, and any uninvested portion will earn no return. Each Index may be significantly uninvested on any given day, and will realize only a portion of any gains due to appreciation of the applicable Underlying Asset on any such day. The 6.0% per annum deduction is deducted daily from each Index, even when that Index is not fully invested.

Each Index has a limited operating history and may perform in unanticipated ways.

Each Index was established recently and therefore has a limited operating history. Any back-testing or similar analysis performed by any person in respect of an Index must be considered illustrative only and may be based on estimates or assumptions not used by the Index Sponsor when determining the level of that Index. Past performance should not be considered indicative of future performance.

Hypothetical back-tested data relating to an Index do not represent actual historical data and are subject to inherent limitations.

Hypothetical back-tested performance measures of an Index are purely theoretical and do not represent the actual historical performance of that Index and have not been verified by an independent third party. Hypothetical back-tested performance measures have inherent limitations. Hypothetical back-tested performance is derived by means of the retroactive application of a back-tested model that has been designed with the benefit of hindsight. Alternative modeling techniques might produce significantly different results and may prove to be more appropriate. Past performance, and especially hypothetical back-tested performance, is not indicative of future results. This type of information has inherent limitations, and you should carefully consider these limitations before placing reliance on such information.

In addition, for the MerQube US Tech+ Vol Advantage Index, the QQQ Fund replaced the E-mini® Nasdaq-100 futures as its Underlying Asset on the Amendment Effective Date. No assurance can be provided that the QQQ Fund is an appropriate substitute for the E-mini® Nasdaq-100 futures. This replacement may adversely affect the performance of the MerQube US Tech+ Vol Advantage Index and the value of the notes, as the QQQ Fund, subject to a notional financing cost, may perform worse, perhaps significantly worse, than the E-mini® Nasdaq-100 futures. The MerQube US Tech+ Vol Advantage Index lacks any operating history with the QQQ Fund as the Underlying Asset prior to the Amendment Effective Date and may perform in unanticipated ways. Investors in the notes should bear this difference in mind when evaluating the historical and hypothetical back-tested performance shown in the relevant terms supplement.

Furthermore, the hypothetical back-tested performance of the MerQube Bitcoin Vol Advantage Index started from November 22, 2024 and the MerQube Bitcoin Vol Advantage Index may perform in unanticipated ways.

Historical performance of an Index should not be taken as an indication of the future performance of that Index during the term of the notes.

The actual performance of an Index over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical performance of that Index or its hypothetical, back-tested historical performance. As a result, it is impossible to predict whether the level of an Index will rise or fall.

Risks Relating to the Futures Indices

The performance of each Futures Index will differ from the performance of the index or commodity referenced by the relevant futures contracts.

A variety of factors can lead to a disparity between the performance of a futures contract on an equity index or commodity and the performance of that equity index or commodity, including (if applicable) the expected dividend yields of the equity securities included in that equity index, an implicit financing cost associated with futures contracts and policies of the exchange on which the futures contracts are traded, such as margin requirements. Thus, a decline in expected dividends yields (if applicable) or an increase in margin requirements may adversely affect the performance of a Futures Index. In addition, the implicit financing cost will negatively affect the performance of a Futures Index, with a greater negative effect when market interest rates are higher. During periods of high market interest rates, a Futures Index is likely to underperform the equity index or commodity referenced by the relevant futures contracts, perhaps significantly.

A Futures Index may be adversely affected if later Futures Contracts have higher prices than an expiring Futures Contract included in that Futures Index.

As the applicable futures contracts included in a Futures Index come to expiration (for purposes of the discussion in this section, each, a "**Futures Contract**" and collectively, the "**Futures Contracts**"), they are replaced by applicable Futures Contracts with the next following expiry. This is accomplished by synthetically selling the expiring Futures Contract and synthetically purchasing the Futures Contract with the next following expiry. This process is referred to as "rolling." Excluding other considerations, if the market for the applicable Futures Contracts is in "contango," where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the later Futures Contract would take place at a price that is higher than the price of the expiring Futures Contract, thereby creating a negative "roll yield." In addition, excluding other considerations, if the market for the applicable Futures Contracts is in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the purchase of the later Futures Contract would take place at a price that is lower than the price of the expiring Futures Contract, thereby creating a positive "roll yield." The presence of contango in the market for the applicable Futures Contracts could adversely affect the level of the applicable Futures Index and, accordingly, any payment on the notes.

Each Futures Index is an "excess return" index that does not reflect "total returns."

Each Futures Index is an excess return index that does not reflect total returns. The return from investing in futures contracts derives from three sources: (a) changes in the price of the relevant futures contracts (which is known as the "**price return**"); (b) any profit or loss realized when rolling the relevant futures contracts (which is known as the "**roll return**"); and (c) any interest earned on the cash deposited as collateral for the purchase of the relevant futures contracts (which is known as the "**collateral return**").

Each Futures Index measures the returns accrued from investing in uncollateralized futures contracts (*i.e.*, the sum of the price return and the roll return associated with an investment in the applicable Futures Contracts). By contrast, a total return index, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the applicable Futures Contracts (*i.e.*, the collateral return associated with an investment in the applicable Futures Contracts). Investing in the notes will not generate the same return as would be generated from investing in a total return index related to the applicable Futures Contracts.

Concentration risks associated with each Futures Index may adversely affect the value of your notes.

Each Futures Index generally provides exposure to a single futures contract that trades on the Chicago Mercantile Exchange and that references the applicable underlying index or gold. Accordingly, the notes are less diversified than other funds, investment portfolios or indices investing in or tracking a broader range of products and, therefore, could experience greater volatility. You should be aware that other indices may be more diversified than any Futures Index in terms of both the number and variety of futures contracts. You will not benefit, with respect to the notes, from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.

Each Futures Index is subject to significant risks associated with futures contracts, including volatility.

Each Futures Index tracks the returns of futures contracts. The price of a futures contract depends not only on the price of the underlying asset referenced by the futures contract, but also on a range of other factors, including but not limited to changing supply and demand relationships, interest or exchange rates, governmental and regulatory policies, the policies of the exchanges on which the futures contract trades, national and international monetary, trade, political, geopolitical and economic events, wars (e.g., Russia's invasion of Ukraine and resulting sanctions) and acts of terror, trade, fiscal and exchange control policies and market confidence in relevant markets, exchanges and custodians. In addition, the futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These factors and others can cause the prices of futures contracts to be volatile.

Additionally, the MerQube US Gold Vol Advantage Index provides exposure to commodity futures contracts. The prices of commodities and commodity futures contracts are subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

Suspension or disruptions of market trading in futures contracts may adversely affect the value of your notes.

Futures markets like the Chicago Mercantile Exchange, the market for the futures contracts included in the Futures Indices, are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, futures exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could affect the level of a Futures Index and therefore could affect adversely the value of your notes.

The official settlement price and intraday trading prices of the applicable Futures Contracts may not be readily available.

The official settlement price and intraday trading prices of the applicable Futures Contracts are calculated and published by the Chicago Mercantile Exchange and are used to calculate the level of each Futures Index. Any disruption in trading of the applicable Futures Contracts could delay the release or availability of the official settlement price and intraday trading prices and may delay or prevent the calculation of a Futures Index.

Changes in the margin requirements for the applicable Futures Contracts included in a Futures Index may adversely affect the value of the notes.

Futures exchanges require market participants to post collateral in order to open and to keep open positions in futures contracts. If an exchange changes the amount of collateral required to be posted to hold positions in the applicable Futures Contracts, market participants may adjust their positions, which may affect the prices of the applicable Futures Contracts. As a result, the level of a Futures Index may be affected, which may adversely affect the value of the notes.

The notes are not regulated by the Commodity Futures Trading Commission (the "CFTC").

The net proceeds to be received by the Issuer from the sale of the notes will not be used to purchase or sell any futures contracts or options on futures contracts for your benefit. An investment in the notes thus does not constitute either an investment in futures contracts or options on futures contracts or an investment in a collective investment vehicle that trades in these futures contracts (*i.e.*, the notes will not constitute a direct or indirect investment by you in the futures contracts), and you will not benefit from the regulatory protections of the CFTC. Among other things, this means that the Issuer and the Guarantor (if applicable) are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC's or any other non-U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. For example, the price you pay to purchase notes will be used by the Issuer for its own purposes and will not be subject to customer funds segregation requirements provided to customers that trade futures on an exchange regulated by the CFTC.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool, and its operator may be required to register with and be regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the notes will not be interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, the Issuer and the Guarantor (if applicable) will not be registered with the CFTC as a commodity pool operator and you will not benefit from the CFTC's or any non-U.S. regulatory authority's regulatory protections afforded to persons who invest in regulated commodity pools.

Risks Relating to the MerQube US Large-Cap Vol Advantage Index

The equity securities of JPMorgan Chase & Co. are currently included in the S&P 500® Index, the underlying index of the MerQube US Large-Cap Vol Advantage Index.

The equity securities of JPMorgan Chase & Co. are currently included in the S&P 500® Index. We have no obligation to consider your interests as a holder of the notes in taking any action that might affect the level of the S&P 500® Index, including those that might affect the value of your notes. We will have no ability to control the actions of the other issuers of the equity securities included in the S&P 500® Index, including actions that could affect the value of the equity securities included in the S&P 500® Index or your notes. None of those issuers will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

Risks Relating to the MerQube US Small-Cap Vol Advantage Index

An investment in notes linked to the MerQube US Small-Cap Vol Advantage Index is subject to risks associated with small capitalization stocks.

The securities held by the Russell 2000® Index, the underlying index of the MerQube US Small-Cap Vol Advantage Index, are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large-capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small-capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

Risks Relating to the MerQube US Gold Vol Advantage Index

Gold Futures are subject to legal and regulatory regimes that may change in ways that could affect our ability to hedge our obligations under the notes, may have an adverse effect on the level of the MerQube US Gold Vol Advantage Index and/or could lead to a commodity hedging disruption event and its attendant consequences.

Futures contracts and options on futures contracts markets, including Gold Futures and options on Gold Futures, are subject to extensive regulation and margin requirements. The CFTC and Chicago Mercantile Exchange on which Gold Futures trade are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, Chicago Mercantile Exchange has regulations that limit the amount of fluctuation in futures contract prices that may occur. These limits could adversely affect the market prices of Gold Futures. The regulation of commodity transactions in the United States is subject to ongoing modification by governmental and judicial action. In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the notes of any future regulatory change is impossible to predict but could be substantial and adverse to the interests of holders of notes linked to the MerQube US Gold Vol Advantage Index.

Notably, with respect to exempt commodities (including gold) as defined in the Commodity Exchange Act, the CFTC has authority to establish limits on the number of positions, other than bona fide hedge positions, that may be held by any person in a commodity through futures contracts, options on futures contracts and other related derivatives, such as swaps, that are economically equivalent to those contracts. In addition, designated contract markets and swap execution facilities, as defined in the Commodity Exchange Act, are authorized to establish and enforce position limits or position accountability requirements on their own markets or facilities, which must be at least as stringent as the CFTC's where CFTC limits also apply.

In October 2020, the CFTC adopted rules to establish revised or new position limits on 25 agricultural, metals and energy commodity derivatives contracts, which includes Gold Futures and options on Gold Futures. The limits apply to a person's combined position in the specified 25 futures contracts and options on futures ("core referenced futures contracts"), futures and options on futures directly or indirectly linked to the core referenced futures contracts, and economically equivalent swaps. These rules came into effect on January 1, 2022 for covered futures and options on futures contracts and on January 1, 2023 for covered swaps. The rules may reduce liquidity in the exchange-traded market for those commodity-based futures contracts, which may, in turn, have an adverse effect on any payments on, and the value of, the notes linked to the MerQube US Gold Vol Advantage Index.

Upon the occurrence of legal or regulatory changes that the calculation agent determines have interfered with our or our affiliates' ability to hedge our obligations under the notes, including under the CFTC position limit rules mentioned above, or if for any other reason we or our affiliates are unable to enter into or maintain hedge positions the calculation agent deems necessary to hedge our obligations under the notes, a commodity hedging disruption event may occur. Please see the accompanying product supplement for more information about commodity hedging disruption events and their attendant consequences.

The market prices of Gold Futures are volatile and will affect the value of the notes linked to the MerQube Gold Vol Advantage Index.

Market prices of Gold Futures tend to be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the price of gold as described below.

The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors, such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors, such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. From time to time, above-ground inventories of gold may also influence the market. It is not possible to predict the aggregate effect of all or any combination of these factors. The price of gold has recently been, and may continue to be, extremely volatile.

There are risks relating to commodities trading on the LBMA.

Market prices of the Gold Futures may fluctuate rapidly based on the price of gold. The price of gold is determined by the LBMA or an independent service provider appointed by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of the LBMA gold price as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals' market, which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. The LBMA may alter, discontinue or suspend calculation or dissemination of the LBMA gold price, which could adversely affect the value of the notes. The LBMA, or an independent service provider appointed by the LBMA, will have no obligation to consider your interests in calculating or revising the LBMA gold price.

An investment in the notes linked to the MerQube Gold Vol Advantage Index does not offer direct exposure to the spot price of gold.

The MerQube Gold Vol Advantage Index is intended to provide exposure to an unfunded rolling position in Gold Futures, not gold (or its spot price). The price of a futures contract on gold reflects the expected value of gold upon delivery in the future, whereas the spot price of gold reflects the immediate delivery value of gold. A variety of factors can lead to a disparity between the expected future price of gold and the spot price at a given point in time, such as the cost of storing gold for the term of the futures contract, interest charges incurred to finance the purchase of gold and expectations concerning supply and demand for gold. The price movements of a futures contract on gold are typically correlated with the movements of the spot price of gold, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes linked to the MerQube Gold Vol Advantage Index may underperform a similar investment that is linked only to the spot price of gold.

Risks Relating to the Fund Indices

The level of each Fund Index will reflect the deduction of a notional financing cost.

One way in which each Fund Index may differ from a typical index is that the total return of the applicable Underlying Fund will be subject to the deduction of a notional financing cost. The relevant notional financing cost for each Fund Index is intended to approximate the cost of maintaining a position in its Underlying Fund using borrowed funds at a rate of interest equal to SOFR *plus* a fixed spread of (1) 0.50% per annum in the case of the MerQube US Tech+ Vol Advantage Index or (2) 1.25% per annum in the case of the MerQube Bitcoin Vol Advantage Index. The relevant notional financing cost will be deducted daily. Each Fund Index is also subject to the 6.0% per annum daily deduction described above. The relevant notional financing cost deducted daily will be magnified by any leverage provided by the relevant Fund Index. As a result of the per annum deduction and the deduction of the relevant notional financing cost, the level of each Fund Index will trail the value of a hypothetical identically constituted notional portfolio from which no such deductions are made, assuming that the relevant notional financing cost remains positive.

SOFR, the Secured Overnight Financing Rate, is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. SOFR will be affected by many factors, including, among others described under "— SOFR will be affected by a number of factors and may be volatile" below, the monetary policy of the Federal Reserve. SOFR has fluctuated significantly over time. For example, on December 31, 2021, the SOFR rate was 0.05% and, on December 29, 2023, the SOFR rate was 5.38%. The Federal Reserve raised its federal funds target rate over periods in the past and may do so again in the future. Any increase in SOFR rates, whether due to the Federal Reserve decisions to raise interest rates (specifically, its federal funds target rate) or otherwise, will increase the adverse effect of the relevant notional financing cost on performance of the MerQube US Tech+ Vol Advantage Index.

The per annum deduction and the relevant notional financing cost will place a significant drag on the performance of each Fund Index, assuming that the relevant notional financing cost remains positive, potentially offsetting positive returns of the applicable Underlying Fund, exacerbating negative returns of the applicable Underlying Fund and causing the level of that Fund Index to decline steadily if the total returns of the applicable Underlying Fund are relatively flat. A Fund Index will not appreciate unless the total returns of its Underlying Fund are sufficient to offset the negative effects of the per annum deduction and the relevant notional financing cost, and then only to the extent that the total returns of its Underlying Fund are greater than the deducted amounts. As a result of these deductions, the level of a Fund Index may decline even if the total returns of its Underlying Fund are positive.

There are risks associated with exchange-traded funds, such as the Underlying Funds.

Although the shares of each Underlying Fund have been listed for trading on a securities exchange and a number of similar products have been traded on securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of either Underlying Fund or that there will be liquidity in the trading market.

In addition, the QQQ Fund is subject to management risk, which is the risk that the investment strategy of the applicable investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could affect the market prices of the shares of the QQQ Fund and, consequently, could adversely affect the value of the notes.

There can be no assurance that publicly available information provided about an Underlying Fund is accurate or complete.

All disclosures contained in this underlying supplement and the relevant terms supplement regarding each Underlying Fund have been derived from publicly available documents and other publicly available information, without independent verification. We have not participated, and will not participate, in the preparation of those documents, and we have not made, and will not make, any due diligence inquiry with respect to an Underlying Fund in connection with the offering of the notes. We do not make any representation that those publicly available documents or any other publicly available information regarding an Underlying Fund is accurate or complete, and we are not responsible for public disclosure of information by that Underlying Fund, whether contained in filings with the SEC or otherwise. We also cannot give any assurance that all events occurring prior to the date of this underlying supplement or the relevant terms supplement (including events that would affect the accuracy or completeness of the publicly available documents of an Underlying Fund) that would affect the value of that Underlying Fund will have been publicly disclosed. Subsequent disclosure of any of these events or the disclosure of, or failure to disclose, material future events concerning an Underlying Fund could affect the market value of the notes or any payment on the notes. Any prospective purchaser of the notes should undertake an independent investigation of an Underlying Fund as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

SOFR will be affected by a number of factors and may be volatile.

The relevant notional financing cost for each Fund Index will depend on SOFR. The SOFR will depend on a number of factors, including, but not limited to:

- supply and demand for overnight U.S. Treasury repurchase agreements;

- general U.S. and global economic conditions;

- sentiment regarding underlying strength in the U.S. and global economies;

- inflation and expectations concerning inflation;

- sentiment regarding credit quality in the U.S. and global credit markets;

- central bank policy regarding interest rates;

- performance of capital markets; and

- any statements from public government officials regarding the cessation of SOFR.

These and other factors may have a material effect on the performance of SOFR, on the relevant notional financing cost, on the performance of the Fund Indices and on the value of the notes in the secondary market. Additionally, these factors may result in volatility in SOFR, and the volatility in SOFR, as applicable, may affect the relevant notional financing cost, which may adversely affect your return on the notes.

The appliable fixed spread added to SOFR in calculating the relevant notional financing cost for each Fund Index will negatively affect the performance of that Fund Index.

The relevant notional financing cost for each Fund Index is intended to approximate the cost of maintaining a position in its Underlying Fund using borrowed funds at a rate of interest equal to the daily SOFR rate *plus* an appliable fixed spread. The actual cost of maintaining a position in an Underlying Fund at any time may be less than the relevant notional financing cost. The appliable fixed spread for each Fund Index is arbitrary and will increase the relevant notional financing cost, which will negatively affect the performance of that Fund Index.

The relevant notional financing cost is calculated by reference to daily SOFR rates, not compounded SOFR rates.

The relevant notional financing cost is calculated by reference to daily SOFR rates *plus* an appliable fixed spread, not to SOFR compounded over any period. The relevant notional financing cost may in some circumstances be higher than if compounded SOFR were used to calculate that notional financing cost.

The administrator of SOFR may make changes that could adversely affect the level of SOFR or discontinue SOFR and has no obligation to consider your interest in doing so.

FRBNY (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in an increase to the relevant notional financing cost for each Fund Index, which would adversely affect the performance of that Fund Index and the value of the notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice and has no obligation to consider the interests of holders of the notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR.

Risks Relating to the MerQube US Tech+ Vol Advantage Index

An investment in the notes linked to the MerQube US Tech+ Vol Advantage Index will be subject to risks associated with non-U.S. securities.

Some of the equity securities held by the QQQ Fund are issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the home countries of the issuers of those non-U.S. equity securities. The prices of securities issued by non-U.S. companies may be affected by political, economic, financial and social factors in the home countries of those issuers, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

The policies of the investment adviser for the QQQ Fund and the sponsor of its underlying index could affect the value of, and any amount payable on, the notes.

The policies of the investment adviser for the QQQ Fund concerning the calculation of the QQQ Fund's net asset value; additions, deletions or substitutions of securities underlying the QQQ Fund; substitutions of its underlying index; and the manner in which changes affecting its underlying index are reflected in the QQQ Fund could affect the market price of the shares of the QQQ Fund and, therefore, affect any payment on the notes and the value of the notes. Any amount payable on the notes and their value could also be affected if the investment adviser changes these policies, for example, by changing the manner in which it calculates the QQQ Fund's net asset value or by changing the advisory management fee or making other changes that increase the expenses of the QQQ Fund, or if the investment adviser discontinues or suspends calculation or publication of the QQQ Fund's net asset value, in which case it may become difficult to determine the value of the QQQ Fund.

In addition, the sponsor of the underlying index is responsible for the design and maintenance of that underlying index. The policies of the sponsor concerning the calculation of an underlying index, including decisions regarding the addition, deletion or substitution of the securities included in that underlying index could affect the value of that underlying index and, consequently, the market prices of the shares of the QQQ Fund and, therefore, any payment on the notes and the value of the notes.

The performance and market value of the QQQ Fund, particularly during periods of market volatility, may not correlate with the performance of its underlying index as well as its net asset value per share.

The QQQ Fund uses a representative sampling strategy to attempt to track the performance of its underlying index. Pursuant to a representative sampling strategy, the QQQ Fund invests in a representative sample of securities that collectively has an investment profile similar to its underlying index; however, the QQQ Fund may not hold all or substantially all of the securities included in its underlying index. The QQQ Fund may invest a significant portion of its portfolio in cash or money market instruments. While the QQQ Fund will principally hold the securities included in its underlying index, its investment adviser generally may invest a portion of the QQQ Fund's assets in securities not included in its underlying index and in other assets, including potentially shares of money market funds affiliated with or advised by its investment adviser. Consequently, the performance of the QQQ Fund is generally linked in part to assets other than the securities included in its underlying index.

In addition, the performance of the QQQ Fund will reflect additional transaction costs and fees that are not included in the calculation of its underlying index. Also, the component securities of the QQQ Fund may be unavailable in the secondary market due to other extraordinary circumstances. Corporate actions with respect to any securities (such as mergers and spin-offs) also may impact the variance between the QQQ Fund and its underlying index. Finally, because the shares of the QQQ Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the QQQ Fund may differ from the net asset value per share of the QQQ Fund.

During periods of market volatility, the securities held by the QQQ Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the QQQ Fund and the liquidity of the QQQ Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the QQQ Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the QQQ Fund. As a result, under these circumstances, the market value of shares of the QQQ Fund may vary substantially from the net asset value per share of the QQQ Fund.

For all of the foregoing reasons, the performance of the QQQ Fund may not correlate with the performance of its underlying index as well as its net asset value per share, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payments on the notes.

Risks Relating to the MerQube Bitcoin Vol Advantage Index

An investment in the notes linked to the MerQube Bitcoin Vol Advantage Index will be subject to risks associated with bitcoin and the bitcoin network.

The MerQube Bitcoin Vol Advantage Index tracks the performance of the IBIT Fund. IBIT Fund offers exposure to bitcoin. Bitcoin is a digital asset designed to act as a medium of exchange and does not represent legal tender. Use of bitcoin in the retail and commercial marketplace is relatively limited. Bitcoin generally operates without central authority or banks and is not backed by any government or organized governing body. Digital assets such as bitcoin are new and novel products, and their value is influenced by a wide variety of factors that are uncertain and difficult to evaluate. Information about bitcoin holdings is limited, as ownership of bitcoin is semi-anonymous and the supply of accessible bitcoin is unknown.

Bitcoin is an emerging asset class, and regulation in the United States is still developing, including with respect to market integrity, anti-fraud, anti-manipulation, cybersecurity, surveillance and anti-money laundering. Federal, state and/or foreign governments may restrict the use and exchange of bitcoin and any such regulatory actions may adversely affect the value of bitcoin. Bitcoin and the bitcoin network face significant challenges to scaling. Bitcoin has been and may continue to be subject to extreme market volatility.

Competition from other digital assets or so-called "central bank digital currencies" could adversely affect the value of bitcoin. Political or economic crises may motivate large-scale sales of bitcoin, which could result in a reduction in the prices of bitcoin and adversely affect an investment in the notes. Concerns about the perceived or actual environmental or other risks associated with, or bad publicity regarding, bitcoin may lead to decreased participation in the bitcoin network or decreased interest in or use of bitcoin, which could adversely affect the value of bitcoin and therefore the value of and return on the notes. The value of bitcoin may fall sharply, and potentially to zero, causing you to lose some or all of your principal amount at maturity. If bitcoin continues to be subject to sharp fluctuations, the IBIT Fund, the MerQube Bitcoin Vol Advantage Index and the notes may be adversely affected.

The value of bitcoin could be adversely affected by the actions of bitcoin miners. Your investment in the notes could also be adversely affected by a temporary or permanent "fork" (or "split") of the bitcoin network and the blockchain, with one version running pre-modified software and the other running modified software. Even when held indirectly, investment vehicles like the IBIT Fund may be affected by the high volatility associated with bitcoin exposure. Bitcoin is susceptible to theft, loss, destruction and fraud.

Bitcoin exchanges and other trading venues on which bitcoin trades are also relatively new and, in most cases, largely unregulated and may therefore be more exposed to operational problems, fraud and failure than established, regulated exchanges for securities, derivatives and other currencies. Bitcoin exchanges may stop operating or permanently shut down due to fraud, technical glitches, internet disruptions, hackers or malware (*e.g.*, intentional network attacks), which may also affect the price of bitcoin. Events that negatively affect bitcoin may negatively affect the performance of the IBIT Fund and, as a result, the level of the MerQube Bitcoin Vol Advantage Index and value of the notes.

The trading prices of bitcoin have experienced extreme volatility in recent periods and may continue to do so, which may increase the volatility of the IBIT Fund.

The trading prices of bitcoin has historically exhibited high price volatility relative to more traditional asset classes and has experienced extreme volatility in recent periods and may continue to do so, which may increase the volatility of the IBIT Fund. In addition, because the IBIT Fund is linked to a single asset, not a diverse basket or a broad-based index, the notes carry greater risk and may be more volatile than securities linked to the values of a diverse basket or a broad-based index.

The IBIT Fund is not an investment company or commodity pool and will not be subject to regulation under the Investment Company Act of 1940, as amended, or the Commodity Exchange Act.

The IBIT Fund is not an investment company registered under the Investment Company Act of 1940, as amended, or a commodity pool for purposes of the Commodity Exchange Act, and is therefore not subject to regulation thereunder. Accordingly, you will not benefit from any regulatory protections afforded to persons who invest in regulated investment companies or commodity pools.

The policies of the sponsor or the trustee for the IBIT Fund could affect the value of, and any amount payable on, the notes.

The policies of the sponsor or the trustee for the IBIT Fund could affect the market price of the shares of the IBIT Fund and, therefore, affect any payment on the notes and the value of the notes before maturity. Any amount payable on the notes and their value could also be affected if the sponsor or the trustee, as applicable, changes these policies, for example, by changing the manner in which it calculates the IBIT Fund's net asset value or making other changes that increase the expenses of the IBIT, or if the sponsor or the trustee, as applicable, discontinues or suspends calculation or publication of the IBIT Fund's net asset value, in which case it may become difficult to determine the value of the notes.

The performance and market value of the IBIT Fund, particularly during periods of market volatility, may not correlate with the performance of bitcoin as well as its net asset value per share.

The IBIT Fund does not fully replicate the performance of bitcoin due to the fees and expenses charged by the IBIT Fund or by restrictions on access to bitcoin due to other circumstances. Additionally, there is a risk that part or all of the IBIT Fund's holdings in bitcoin could be lost, stolen or destroyed. Access to bitcoin could also be restricted by natural events (such as an earthquake) or human actions (such as a terrorist attack or cyberattack). All of these factors may lead to a lack of correlation between the performance of the IBIT Fund and bitcoin. In addition, because the shares of the IBIT Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the IBIT Fund may differ from the net asset value per share of the IBIT Fund.

During periods of market volatility, bitcoin may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the IBIT Fund and the liquidity of the IBIT Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the IBIT Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the IBIT Fund. As a result, under these circumstances, the market value of shares of the IBIT Fund may vary substantially from the net asset value per share of the IBIT Fund.

For all of the foregoing reasons, the performance of the IBIT Fund may not correlate with the performance of bitcoin as well as the net asset value per share of the IBIT Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

For notes linked in whole or in part to linked to the MerQube Bitcoin Vol Advantage Index, the Issuer may accelerate your notes and adjust the amount of their final payment if a Liquidation Event occurs.

For notes linked in whole or in part to the MerQube Bitcoin Vol Advantage Index, if a Liquidation Event (as defined in the accompanying product supplement) occurs with respect to the IBIT Fund (or a successor fund (as defined in the accompanying product supplement)) and the calculation agent determines, in its sole discretion, that no successor fund is available, the Issuer may, in its sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent.

If the Issuer decides to exercise its right to accelerate the payment on your notes, your investment may result in a loss, and you may not be able to reinvest the proceeds in a comparable investment. See "Supplemental Terms of the Notes — Consequences of a Liquidation Event" in the accompanying product supplement.

THE MERQUBE VOL ADVANTAGE INDEX SERIES

All information contained in this underlying supplement regarding each of the indices in the MerQube Vol Advantage Index Series set forth in the table below (each, an "**Index**" and collectively, the "**Indices**"), including, without limitation, their make-up, method of calculation and changes in their components, has been derived from publicly available information and other information provided by MerQube (the "**Index Sponsor**" and "**Index Calculation Agent**"), without independent verification. This information reflects the policies of, and is subject to change by, the Index Sponsor. Each Index was developed by the Index Sponsor, in coordination with J.P. Morgan Securities LLC. Each Index is maintained by the Index Sponsor and is calculated and published by the Index Calculation Agent. The Index Sponsor has no obligation to continue to publish, and may discontinue the publication of, any Index.

Index	Bloomberg Ticker	Underlying Asset	Underlying Index	Volatility Reference Asset	Rebalance Frequency	Live Date
MerQube US Tech+ Vol Advantage Index	MQUSTVA	Unfunded position in Invesco QQQ Trust℠, Series 1 (the "**QQQ Fund**")*	Nasdaq-100 Index®	QQQ Fund	Weekly	6/22/2021
MerQube US Large-Cap Vol Advantage Index	MQUSLVA	Unfunded rolling position in E-mini® S&P 500® futures	S&P 500® Index	SPDR® S&P 500® ETF Trust (the "**SPY Fund**")	Weekly	2/11/2022
MerQube US Small-Cap Vol Advantage Index	MQUSSVA	Unfunded rolling position in E-mini® Russell 2000® futures	Russell 2000® Index	iShares® Russell 2000 ETF (the "**IWM Fund**")	Weekly	6/21/2022
MerQube US Gold Vol Advantage Index	MQUSGVA	Unfunded rolling position in Gold futures ("**Gold Futures**")	N/A	Gold Futures	Monthly	2/11/2025
MerQube Bitcoin Vol Advantage Index	MQUSBVA	Unfunded position in iShares® Bitcoin Trust ETF (the "**IBIT Fund**")	N/A	IBIT Fund	Weekly	1/23/2026

* Since February 9, 2024 (the "**Amendment Effective Date**"), the Underlying Asset (as defined below) of the MerQube US Tech+ Vol Advantage Index has been calculated as the excess of the total return of the QQQ Fund over a notional financing cost. Prior to the Amendment Effective Date, the Underlying Asset of the MerQube US Tech+ Vol Advantage Index was an unfunded rolling position in E-mini® Nasdaq-100 futures.

An affiliate of ours currently has an approximately 10% equity interest in the Index Sponsor, and an employee of JPMS, another of our affiliates, is a member of the board of directors of the Index Sponsor.

Each Index was established on the applicable live date set forth in the table above. Each Index is reported by the Bloomberg Professional® service ("**Bloomberg**") under the applicable ticker symbol set forth in the table above.

Each Index attempts to provide a dynamic rules-based exposure to the applicable underlying asset set forth in the table above (each, an "**Underlying Asset**" and collectively, the "**Underlying Assets**"), while targeting a level of implied volatility, with a maximum exposure to that Underlying Asset of 500% and a minimum exposure to that Underlying Asset of 0%. Each Index is subject to a 6.0% per annum daily deduction and, in the case of each of the MerQube US Tech+ Vol Advantage Index and the MerQube Bitcoin Vol Advantage Index (each, a "**Fund Index**" and collectively, the "**Fund Indices**"), the performance of its Underlying Asset is also subject to a notional financing cost deducted daily.

The Underlying Asset of each Index references an underlying index, a commodity or a digital asset. For more information about the Underlying Assets and the underlying indices, see "Background on the Invesco QQQ Trust^{SM}, Series 1," "Background on the Futures Contracts," "Background on the Nasdaq-100 Index®," "Background on the S&P 500® Index," "Background on the Russell 2000® Index" and "Background on the iShares® Bitcoin Trust ETF," as applicable, below.

The MerQube US Tech+ Vol Advantage Index tracks the performance of the QQQ Fund and the MerQube Bitcoin Vol Advantage Index tracks the performance of the IBIT Fund (each of the QQQ Fund and the IBIT Fund, an "**Underlying Fund**" and collectively, the "**Underlying Funds**"), in each case with distributions, if any, notionally reinvested, *less* the daily deduction of a notional financing cost. The relevant notional financing cost for each Fund Index is intended to approximate the cost of maintaining a position in its Underlying Fund using borrowed funds at a rate of interest equal to SOFR *plus* a fixed spread of (1) 0.50% per annum in the case of the MerQube US Tech+ Vol Advantage Index or (2) 1.25% per annum in the case of the MerQube Bitcoin Vol Advantage Index. SOFR, the Secured Overnight Financing Rate, is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. See "Background on SOFR" in this underlying supplement for additional information about SOFR. The relevant notional financing cost for the MerQube US Tech+ Vol Advantage Index has been deducted from the performance of the QQQ Fund in calculating the MerQube US Tech+ Vol Advantage Index only since the Amendment Effective Date.

Each Index is an "excess return" index and not a "total return" index. Each Fund Index is an excess return index because, as part of the calculation of the level of that Fund Index, the performance of its Underlying Fund is reduced by the relevant notional financing cost. Each other Index (each, a "**Futures Index**" and collectively, the "**Futures Indices**") is an excess return index because it measures the returns accrued from investing in uncollateralized futures contracts, resulting in an implicit financing cost.

For each Index, the 6.0% per annum daily deduction (and, for each Fund Index, the relevant notional financing cost) will offset any appreciation of the applicable Underlying Asset, will heighten any depreciation of the applicable Underlying Asset and will generally be a drag on the performance of that Index. Each Index will trail the performance of an identical index without such deduction(s).

Holding the estimated value of the notes and market conditions constant, the economic terms available on the notes linked to an Index are expected to be more favorable to investors than the terms that would be available on a hypothetical note issued by us linked to an identical index without a 6.0% per annum daily deduction. However, there can be no assurance that any improvement in the terms of the notes derived from such daily deduction will offset the negative effect of the daily deduction on the performance of the applicable Index. The return on the notes may be lower than the return on a hypothetical note issued by us linked to an identical index without a daily deduction.

The 6.0% per annum daily deduction and the volatility of the applicable Index (as influenced by that Index's target volatility feature) are two of the primary variables that affect the economic terms of the notes linked to that Index. Additionally, the daily deduction and volatility of the applicable Index are two of the inputs our affiliates' internal pricing models use to value the derivative or derivatives underlying the economic terms of the notes linked to that Index for purposes of determining the estimated value of the notes set forth in the relevant terms supplement. The daily deduction will effectively reduce the value of the derivative or derivatives underlying the economic terms of the notes. See the discussion and risk factors relating to the estimated value of the notes in the accompanying product supplement and the relevant terms supplement.

Each Index is subject to risks associated with the use of significant leverage. For each Fund Index, the relevant notional financing cost deducted daily will be magnified by any leverage provided by that Fund Index. In addition, each Index may be significantly uninvested on any given day, and, in that case, will realize only a portion of any gains due to appreciation of the applicable Underlying Asset on that day. The index deduction is deducted daily at a rate of 6.0% per annum from each Index, even when that Index is not fully invested.

No assurance can be given that the investment strategy used to construct the Indices will achieve its intended results or that any Index will be successful or will outperform any alternative index or strategy that might reference the applicable Underlying Asset.

Index Rebalancing

On each Index Rebalance Day, the exposure of the relevant Index to the applicable Underlying Asset is set equal to (a) the 35% implied volatility target (the "**target volatility**") *divided by* (b) the implied volatility of the applicable volatility reference asset set forth in the table above (each, a "**Volatility Reference Asset**" and collectively, the "**Volatility Reference Assets**") over a period of one week (in the case of an Index that rebalances weekly) or one month (in the case of an Index that rebalances monthly), as applicable, subject to a maximum exposure of 500%. For example, if the implied volatility of a Volatility Reference Asset is equal to 17.5%, the exposure of the applicable Index to the applicable Underlying Asset will equal 200% (or 35% / 17.5%) and if the implied volatility of a Volatility Reference Asset is equal to 40%, the exposure of the applicable Index to the applicable Underlying Asset will equal 87.5% (or 35% / 40%). An Index's exposure to the applicable Underlying Asset will be greater than 100% when the implied volatility of its Volatility Reference Asset is below 35%, and an Index's exposure to the applicable Underlying Asset will be less than 100% when the implied volatility of its Volatility Reference Asset is above 35%. In general, the Indices' target volatility feature is expected to result in the volatility of each Index being more stable over time than if no target volatility feature were employed. No assurance can be provided that the volatility of any Index will be stable at any time.

For more information about the Volatility Reference Assets that are exchange-traded funds, see "Background on the Invesco QQQ Trust℠, Series 1," "Background on the SPDR® S&P 500® ETF Trust," "Background on the iShares Russell® 2000 ETF" and "Background on the iShares® Bitcoin Trust ETF," as applicable, below. Each of the MerQube US Large-Cap Vol Advantage Index and the MerQube US Small-Cap Vol Advantage Index uses the implied volatility of its Volatility Reference Asset as a proxy for the volatility of the applicable Underlying Asset.

Volatility is a measure of the degree of variation in the value of an asset over a period of time. One common approach to estimating volatility is to infer the market's expectation of the volatility of an asset over a future period from the prices of listed option contracts that reference the asset, which is referred to as implied volatility.

For each Index, the Index Calculation Agent calculates the one-week or one-month implied volatility, as applicable, of the applicable Volatility Reference Asset by referencing out-of-the-money call options on that Volatility Reference Asset and out-of-the-money put options on that Volatility Reference Asset, centered around an at-the-money strike price, with a scheduled expiry date on the immediately following Index Rebalance Day. The options used for this purpose are put options with strike prices at or below the at-the-money strike price, call options with strike prices at or above the at-the-money strike price and put and call options with strike prices equal to the at-the-money strike price. In the case of the MerQube Bitcoin Vol Advantage Index, options with deep out-of-the-money strike prices are excluded and, in the case of the MerQube US Gold Vol Advantage Index, options with "mid" prices below $5 are excluded. In calculating the implied volatility of a Volatility Reference Asset, the contribution of a single option to the implied volatility of that Volatility Reference Asset is generally proportional to the difference between strikes of the options on either side of that option and to the price of that option and is inversely proportional to the square of that option's strike price. For each Index other than the MerQube Bitcoin Vol Advantage Index, the price of an option used for this purpose is the "mid" price (*i.e.*, the arithmetic average of the bid and ask prices of that option). In the case of the MerQube Bitcoin Vol Advantage Index, the bid price is used as the price of an option for this purpose. In addition, on each Index Rebalance Day, the Index Calculation Agent adjusts the price of any American-style options that are selected to approximate a European option price for that option and makes an adjustment to account for differences between a year measured in calendar days and a year measured in business days. An additional day-count adjustment is made in the case of the MerQube Bitcoin Vol Advantage Index to account for the portion of the trading session on that Index Rebalance Day following the observation of the prices of the relevant options.

With respect to options on a Volatility Reference Asset that is an exchange-traded fund, the at-the-money strike price referred to above is equal to the forward price of that exchange-traded fund, determined based on the current price of that exchange-traded fund, any expected dividend payments on that exchange-traded fund and interest rates derived from official closing prices of SOFR 3-month futures. Prior to April 13, 2023, the official closing prices of Eurodollar futures, which referenced 3-month USD LIBOR rates, were used for this purpose. With respect to options on a Volatility Reference Asset that is a futures contract, the at-the-money strike price referred to above is equal to the current price of that futures contract.

On an Index Rebalance Day, for each Index, the implied volatility of the applicable Volatility Reference Asset used to determine the exposure of that Index to the applicable Underlying Asset is equal to the arithmetic average of the implied volatility of that Volatility Reference Asset, calculated as described above at the end of each minute during the period from and including 2:30 p.m. to but excluding 3:00 p.m. (EST) on that day (in the case of the MerQube US Tech+ Vol Advantage Index, the MerQube US Large-Cap Vol Advantage Index, the MerQube US Small-Cap Vol Advantage Index and the MerQube Bitcoin Vol Advantage Index) or from and including 11:30 a.m. to but excluding 12:00 p.m. (EST) on that day (in the case of the MerQube US Gold Vol Advantage Index). If options data is not available on an Index Rebalance Day during that period, the Index Calculation Agent may use the most recent time period on that day for which options data was available to perform the relevant calculations, if in its discretion the data from that period is an accurate reflection of the current level of volatility in the market.

An "**Index Rebalance Day**" generally occurs each Friday for the MerQube US Tech+ Vol Advantage Index, the MerQube US Large-Cap Vol Advantage Index, the MerQube US Small-Cap Vol Advantage Index and the MerQube Bitcoin Vol Advantage Index and generally occurs on the fourth Index Calculation Day (as defined below) preceding the end of each month for the MerQube US Gold Vol Advantage Index. Index Rebalance Days are subject to adjustment due to exchange holidays, closures or disruptions that affect the markets on which the applicable Underlying Asset or options on the applicable Volatility Reference Asset are listed.

Calculation and Publication of the Index Level of Each Fund Index

The level of each Fund Index is calculated in U.S. dollars at the end of each day on which The Nasdaq Stock Market is scheduled to open for its regular trading session, subject to adjustment for market disruptions (with respect to each Fund Index, an "**Index Calculation Day**"). The level of each Fund Index will be calculated to 12 decimal places and published to two decimal places.

On each Index Calculation Day, the level of each Fund Index is calculated by adjusting the closing level of that Fund Index on the immediately preceding Index Rebalance Day to reflect (a) the percentage change from the excess return level of its Underlying Fund on the immediately preceding Index Rebalance Day to the excess return level of that Underlying Fund on the current Index Calculation Day, with that percentage change scaled by the exposure of that Fund Index to its Underlying Asset determined on the immediately preceding Index Rebalance Day, and (b) the 6% per annum daily deduction that has accrued since the immediately preceding Index Rebalance Day, calculated assuming a year with 360 days.

On each Index Calculation Day, the excess return level of each Underlying Fund is calculated by adjusting the excess return level of that Underlying Fund on the immediately preceding Index Calculation Day to reflect (a) the percentage change from the total return level of that Underlying Fund on the immediately preceding Index Calculation Day to the total return level of that Underlying Fund on the current Index Calculation Day, and (b) the relevant notional financing cost that has accrued since the immediately preceding Index Calculation Day, calculated assuming a year with 360 days. On each Index Calculation Day, the rate used to calculate the relevant notional financing cost for each Fund Index is equal to SOFR as of the immediately preceding Index Calculation Day (or, if no such rate is available, the most recently published SOFR value) *plus* (1) 0.50% in the case of the MerQube US Tech+ Vol Advantage Index or (2) 1.25% in the case of the MerQube Bitcoin Vol Advantage Index.

On each Index Calculation Day, subject to the impact of market disruptions, the total return level of an Underlying Fund is calculated by reference to the official closing price on that Index Calculation Day, with adjustments for corporation actions, including gross ordinary and special cash dividends. The total return level of the QQQ Fund is published by the Index Sponsor under the ticker "MQROQQE1" and the total return level of the IBIT Fund is published by the Index Sponsor under the ticker "MQROIBEU."

Notwithstanding the foregoing, prior to the Amendment Effective Date, the level of the MerQube US Tech+ Vol Advantage Index was calculated as described under "— Calculation and Publication of the Index Level of Each Futures Index" below.

If, on any day, the closing level of a Fund Index falls to or below zero, the closing level of that Fund Index will be deemed to be zero on each day from and including that day.

Calculation and Publication of the Index Level of Each Futures Index

The level of each Futures Index is calculated in U.S. dollars at the end of each day on which the Chicago Mercantile Exchange is scheduled to be open, subject to adjustment for market disruptions (with respect to a Futures Index, an "**Index Calculation Day**"). The level of each Futures Index will be calculated to 12 decimal places and published to two decimal places.

The level of each Futures Index is calculated by reference to the TWAP (time weighted average price) of that Futures Index, as well as the TWAP and closing levels of a sub-index (each, a "**Futures Tracker**" and collectively, the "**Futures Trackers**") that tracks the performance of a rolling position in the relevant futures contracts, as described under "— The Futures Trackers" below.

On each Index Calculation Day, the level of each Futures Index is calculated by:

- if the current Index Calculation Day is an Index Rebalance Day, adjusting the TWAP level of that Futures Index on that Index Rebalance Day to reflect the percentage change from the TWAP level of the applicable Futures Tracker on the current Index Rebalance Day to the closing level of that Futures Tracker on the current Index Rebalance Day, with that percentage change scaled by the exposure of that Futures Index to the applicable Underlying Asset determined on the current Index Rebalance Day; or

- if the current Index Calculation Day is not an Index Rebalance Day, adjusting the TWAP level of that Futures Index on the immediately preceding Index Rebalance Day to reflect (a) the percentage change from the TWAP level of the applicable Futures Tracker on the immediately preceding Index Rebalance Day to the closing level of that Futures Tracker on the current Index Calculation Day, with that percentage change scaled by the exposure of that Futures Index to the applicable Underlying Asset determined on the immediately preceding Index Rebalance Day, and (b) the 6% per annum daily deduction that has accrued since the immediately preceding Index Rebalance Day, calculated assuming a year with 360 days.

On each Index Rebalance Day, the TWAP level of each Futures Index is calculated by adjusting the TWAP level of that Futures Index as of the immediately preceding Index Rebalance Day to reflect (a) the percentage change from the TWAP level of the applicable Futures Tracker on the immediately preceding Index Rebalance Day to the TWAP level of that Futures Tracker on the current Index Calculation Day, with that percentage change scaled by the exposure of that Futures Index to the applicable Underlying Asset determined on the immediately preceding Index Rebalance Day, and (b) the 6% per annum daily deduction that has accrued since the immediately preceding Index Rebalance Day, calculated assuming a year with 360 days.

If, on any day, the closing level of a Futures Index falls to or below zero, the closing level of that Futures Index will be deemed to be zero on each day from and including that day.

The Futures Trackers

All information contained in this underlying supplement regarding each of the Futures Trackers, including, without limitation, their make-up, method of calculation and changes in their components, has been derived from publicly available information and other information provided by the Index Sponsor, without independent verification. This information reflects the policies of, and is subject to change by, the Index Sponsor. Each Futures Tracker was developed by the Index Sponsor, in coordination with J.P. Morgan Securities LLC. Each Futures Tracker is maintained by the Index Sponsor and is calculated and published by the Index Calculation Agent. The Index Sponsor has no obligation to continue to publish, and may discontinue the publication of, any Futures Tracker.

The Futures Tracker associated with each Futures Index provides rules-based exposure to an unfunded rolling position in the futures contracts referenced by the Underlying Asset for that Futures Index (for purposes of the discussion in this section, each, a "**Futures Contract**" and collectively, the "**Futures Contracts**"). Each Futures Tracker generally provides exposure only to the applicable near expiry Futures Contract. Each Futures Tracker exits its notional position in its near expiry contract and enters a notional position in the next expiry contract in equal increments over a five-day rolling period each quarter shortly before the expiry of that near expiry contract. The rolling period consists of five Rolling Futures Scheduled Trading Days, subject to postponement, beginning on the sixth Rolling Futures Scheduled Trading Day immediately preceding the Expiry of the relevant near expiry contract.

For a Futures Tracker, a "**Rolling Futures Scheduled Trading Day**" is a day on which the Chicago Mercantile Exchange is scheduled to be open for its regular trading session for the applicable Futures Contracts.

For a Futures Tracker, a "**Rolling Futures Tracker Calculation Day**" is a Rolling Futures Scheduled Trading Day that is not subject to an Index Market Disruption Event.

For a Futures Tracker, an "**Index Market Disruption Event**" for this purpose will generally include, among other things, events such as the non-publication of the official settlement price by the Futures Market of the applicable Futures Contract(s) used to calculate the rolling futures exposure of that Futures Tracker and any event determined by the Index Calculation Agent that materially interferes with the ability of the Index Calculation Agent to calculate a level of that Futures Tracker representative of the relevant market.

The "**Expiry**" means, in respect of a Futures Contract, the earlier of (i) the last trading day for that Futures Contract and (ii) the first notice date for that Futures Contract, in each case as specified by the Futures Market.

On each Rolling Futures Tracker Calculation Day, the closing level of each Futures Tracker is calculated by adjusting the closing level of that Futures Tracker on the immediately preceding Rolling Futures Tracker Calculation Day to reflect the weighted performance of the relevant Futures Contract(s) from their official closing prices on the immediately preceding Rolling Futures Tracker Calculation Day to their official closing prices on the current Rolling Futures Tracker Calculation Day. Outside a rolling period, each Futures Tracker tracks a single Futures Contract, and a weight of 100% is assigned to that Futures Contract. During a rolling period, the weights of the Futures Contracts correspond to the weights associated with a roll from one Futures Contract to the next over five days in equal increments. If, however, an Index Market Disruption Event occurs on any Rolling Futures Scheduled Trading Day during a rolling period prior to the last Rolling Futures Scheduled Trading Day, then the portion of the roll will be postponed to the first Rolling Futures Tracker Calculation Day immediately following that Rolling Futures Scheduled Trading Day. If an Index Market Disruption Event occurs on the last day of a rolling period, the roll period will be completed on that day and the Index Sponsor will calculate the closing level on that day using its good faith estimate.

On each Rolling Futures Tracker Calculation Day, the TWAP level of each Futures Tracker is calculated by adjusting the closing level of that Futures Tracker on the immediately preceding Rolling Futures Tracker Calculation Day to reflect the weighted performance of the relevant Futures Contract(s) from their official closing prices on the immediately preceding Rolling Futures Tracker Calculation Day to their TWAP levels on the current Rolling Futures Tracker Calculation Day. Outside a rolling period, each Futures Tracker tracks a single Futures Contract, and a weight of 100% is assigned to that Futures Contract. During a rolling period, the weights of the Futures Contracts correspond to the weights associated with a roll from one Futures Contract to the next over five days in equal increments. If, however, an Index Market Disruption Event occurs on any Rolling Futures Scheduled Trading Day during a rolling period prior to the last Rolling Futures Scheduled Trading Day, then the portion of the roll will be postponed to the first Rolling Futures Tracker Calculation Day immediately following that Rolling Futures Scheduled Trading Day. If an Index Market Disruption Event occurs on the last day of a rolling period, the roll period will be completed on that day and the Index Sponsor will calculate the TWAP level on that day using its good faith estimate.

With respect to the MerQube US Tech+ Vol Advantage Index, the MerQube US Large-Cap Vol Advantage Index and the MerQube US Small-Cap Vol Advantage Index, the TWAP level of a Futures Contract on any Rolling Futures Tracker Calculation Day is currently calculated as a time weighted average price of that Futures Contract determined over a 10-minute period beginning at 3:50 p.m. (EST) (in the case of a regular trading session) or 12:50 p.m. (EST) (in the case of a half-day trading session). With respect to the MerQube US Gold Vol Advantage Index, the TWAP level of a Futures Contract on any Rolling Futures Tracker Calculation Day is currently calculated as a time weighted average price of that Futures Contract determined over an 18-minute period beginning at 1:10 p.m. (EST).

Index Committee

Each Index is overseen by an index committee. The index committee will review each Index's methodology at least once in every twelve-month period, make changes to the methodology as necessary and administer any consultations for any potential material methodology changes. If any scenario not explicitly covered in the methodology occurs, the index committee will use its discretion to determine the action to be taken. The Index Sponsor has advised that any such determination will be announced to clients in advance.

Disclaimer

JPMorgan Chase & Co. or its affiliate has entered into a license agreement with the Index Sponsor that provides for an exclusive license to it and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Indices, which are owned and published by the Index Sponsor, in connection with the notes.

Neither MerQube, Inc. nor any of its affiliates (collectively, "**MerQube**") is the issuer of the notes, and MerQube has no duties, responsibilities or obligations to investors in the notes. Each Index is a product of MerQube and has been licensed for use by JPMorgan Chase & Co. and certain of its affiliated or subsidiary companies. Each Index is calculated using, among other things, market data or other information ("**Input Data**") from one or more sources (each such source, a "**Data Provider**"). MerQube® is a registered trademark of MerQube, Inc. This trademark has been licensed for certain purposes by JPMorgan Chase & Co. and certain of its affiliated or subsidiary companies in the capacity as the issuer of the notes. The notes are not sponsored, endorsed, sold or promoted by MerQube, any Data Provider or any other third party, and none of such parties make any representation regarding the advisability of investing in securities generally or in the notes particularly, nor do they have any liability for any errors, omissions or interruptions of the Input Data, the Indices or any associated data. Neither MerQube nor the Data Providers make any representation or warranty, express or implied, to the owners of the notes or to any member of the public, of any kind, including regarding the ability of the Indices to track market performance or any asset class. The Indices are determined, composed and calculated by MerQube without regard to JPMorgan Chase & Co., its affiliated or subsidiary companies or the notes. MerQube and Data Providers have no obligation to take the needs of JPMorgan Chase & Co. or its affiliated or subsidiary companies or the owners of the notes into consideration in determining, composing or calculating the Indices. Neither MerQube nor any Data Provider is responsible for and have not participated in the determination of the prices or amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash, surrendered or redeemed, as the case may be. MerQube and Data Providers have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on any Index will accurately track index performance or provide positive investment returns. MerQube is not an investment advisor. Inclusion of a security within an Index is not a recommendation by MerQube to buy, sell, or hold such security, nor is it considered to be investment advice.

NEITHER MERQUBE NOR ANY OTHER DATA PROVIDER GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA RELATED THERETO (INCLUDING DATA INPUTS) OR ANY COMMUNICATION WITH RESPECT THERETO. NEITHER MERQUBE NOR ANY OTHER DATA PROVIDERS SHALL BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. MERQUBE AND ITS DATA PROVIDERS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND THEY EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO. OR ITS AFFILIATED OR SUBSIDIARY COMPANIES, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL MERQUBE OR DATA PROVIDERS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE. THE FOREGOING REFERENCES TO "MERQUBE" AND/OR "DATA PROVIDER" SHALL BE CONSTRUED TO INCLUDE ANY AND ALL SERVICE PROVIDERS, CONTRACTORS, EMPLOYEES, AGENTS AND AUTHORIZED REPRESENTATIVES OF THE REFERENCED PARTY.

BACKGROUND ON THE FUTURES CONTRACTS

Futures contracts are contracts that legally obligate the holder to buy or sell an asset at a predetermined delivery price during a specified future time period.

Background on E-Mini® Nasdaq-100 Futures

E-mini® Nasdaq-100 futures are U.S. dollar-denominated futures contracts on the Nasdaq-100 Index® traded on the Chicago Mercantile Exchange (the "**CME**"), where each futures contract references a value of $20 *times* the level of the Nasdaq-100 Index®, measured in U.S. dollars and cents per index point.

E-mini® Nasdaq-100 futures for the nearest six quarters, for each March, June, September and December, and four additional Decembers, are currently available for trading. Trading of the E-mini® Nasdaq-100 futures will terminate at 9:30 a.m. Eastern time on the third Friday of the contract month.

The daily settlement prices of the E-mini® Nasdaq-100 futures are based on trading activity in the relevant contract (and in the case of a lead month also being the expiry month, together with trading activity on lead month-second month spread contracts) on the CME during a specified settlement period. The final settlement price of the E-mini® Nasdaq-100 futures is based on the opening prices of the component stocks in the Nasdaq-100 Index®, determined on the third Friday of the contract month.

Background on E-mini® S&P 500® Futures

E-mini® S&P 500® futures contracts are U.S. dollar-denominated futures contracts based on the S&P 500® Index, traded on the CME, representing a contract unit of $50 *multiplied by* the level of the S&P 500® Index, measured in U.S. dollars and cents per index point.

E-mini® S&P 500® futures contracts are available with expiry months of March, June, September or December, and at any time E-mini® S&P 500® futures contracts are listed for the nearest 21 quarters. Trading of E-mini® S&P 500® futures contracts terminates at 9:30 a.m. Eastern time on the third Friday of the contract month.

The daily settlement prices of the E-mini® S&P 500® futures contracts are based on trading activity in the relevant contract (and in the case of a lead month also being the expiry month, together with trading activity in lead month-second month spread contracts) on the CME during a specified settlement period. The final settlement price of E-mini® S&P 500® futures contracts is based on the opening prices of the component stocks in the S&P 500® Index, determined on the third Friday of the contract month.

Background on E-mini® Russell 2000® Futures

E-mini® Russell 2000® futures contracts are U.S. dollar-denominated futures contracts based on the Russell 2000® Index, traded on the CME, representing a contract unit of $50.00 *multiplied by* the index level of Russell 2000® Index, measured in U.S. dollars and cents per index point.

E-mini® Russell 2000® futures contracts listed for the nearest five quarters for each March, June, September and December and two additional June contract months and four additional December contract months are available for trading. Trading of the E-mini® Russell 2000® futures contracts will terminate at 9:30 a.m. Eastern time on the third Friday of the contract month.

The daily settlement prices of the E-mini® Russell 2000® futures contracts are based on trading activity in the relevant contract (and in the case of a lead month also being the expiry month, together with trading activity in lead month-second month spread contracts) on the CME during a specified settlement period.

Background on Gold Futures

Gold futures are U.S. dollar-denominated futures contracts (each, a "**Gold futures contract**") on gold, traded on the CME, quoted in U.S. dollars and cents per troy ounce, with each Gold futures contract representing a contract unit of 100 troy ounces.

Gold futures contracts for the nearest 26 months and for each June and December in the nearest 72 months are currently available for trading. Trading of the Gold futures contracts will terminate at 12:30 p.m. Central time on the third last business day of the contract month. Gold futures contracts are physically delivered upon expiration. Delivery may take place on any business day beginning on the first business day of the expiry month or any subsequent business day of the expiry month, but not later than the last business day of the current expiry month.

The daily settlement prices of Gold futures contracts are based on trading activity in the relevant contract (in the case of non-active months, together with trading activity on calendar spread contracts) on the CME during a specified settlement period.

Overview of Futures Markets

Futures contracts are traded on regulated futures exchanges, in the over-the-counter market and on various types of electronic trading facilities and markets. As of the date of this underlying supplement, all of the Futures Contracts are exchange-traded futures contracts. A futures contract provides for a specified settlement month in which the cash settlement is made by the seller (whose position is therefore described as "**short**") and acquired by the purchaser (whose position is therefore described as "**long**").

No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as "initial margin." This amount varies based on the requirements imposed by the exchange clearing houses, but it may be lower than 5% of the notional value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts. The Futures Indices are not total return indices and do not reflect interest that could be earned on funds notionally committed to the trading of futures contracts.

At any time prior to the expiration of a futures contract, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position, subject to the availability of a liquid secondary market. This operates to terminate the position and fix the trader's profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm that is a member of the clearing house.

Futures exchanges and clearing houses in the United States are subject to regulation by the Commodity Futures Trading Commission. Exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances.

BACKGROUND ON THE NASDAQ-100 INDEX®

All information contained in this underlying supplement regarding the Nasdaq-100 Index®, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, Nasdaq, Inc. ("**Nasdaq**"). The Nasdaq-100 Index® is calculated, maintained and published by Nasdaq. Nasdaq has no obligation to continue to publish, and may discontinue publication of, the Nasdaq-100 Index®. The Nasdaq-100 Index® is reported by Bloomberg L.P. under the ticker symbol "NDX."

The Nasdaq-100 Index® is a modified market capitalization-weighted index that is designed to measure the performance of 100 of the largest non-financial companies listed on The Nasdaq Stock Market. The Nasdaq-100 Index®, which includes companies across a variety of major industry groups, was launched on January 31, 1985, with a base index value of 125.00, as adjusted.

The index share weights of the component securities of the Nasdaq-100 Index® at any time are based upon the total shares outstanding ("**TSO**") in each of those securities and are additionally subject, in certain cases, to rebalancing. Accordingly, each security's influence on the level of the Nasdaq-100 Index® is directly proportional to the value of its index share weight.

Calculation of the Nasdaq-100 Index®

At any moment in time, the value of the Nasdaq-100 Index® equals the aggregate value of the then-current index share weights of each of the Nasdaq-100 Index® component securities, which are based on the TSO of each Nasdaq-100 Index® component security, *multiplied by* each security's respective last sale price on The Nasdaq Stock Market (which may be the official closing price published by The Nasdaq Stock Market) and *divided by* a scaling factor (the "**Divisor**"), which becomes the basis for the reported Nasdaq-100 Index® value. The Divisor serves the purpose of scaling the aggregate value to a lower order of magnitude which is more desirable for index reporting purposes.

Security Eligibility Criteria

To qualify for index inclusion, securities must meet the following Security Eligibility Criteria, which are applied as of the reconstitution reference date.

Eligible security types include common stocks, tracking stocks and American depositary receipts, including New York Registry Shares. Companies organized as real estate investment trusts ("**REITs**"), Special Purpose Acquisition Companies ("**SPACs**") and "when-issued" securities are not eligible for index inclusion.

If an issuer has listed multiple security classes, all security classes are eligible, subject to meeting all other security eligibility criteria. For constituent selection and weighting purposes, the market capitalization of each company is the combined market capitalization of all eligible share classes. Unlisted share classes are generally ineligible and will not be considered in the calculation of a company's market capitalization.

The issuer of the security's primary U.S. listing must exclusively be listed on the Nasdaq Global Select Market or the Nasdaq Global Market.

The issuer of the security must not be classified as being in the financial industry according to the Industry Classification Benchmark (the "**ICB**"). Companies classified as being in the real estate industry by the ICB are eligible for inclusion unless organized as a REIT.

There is no minimum or maximum market capitalization eligibility criterion, although the security selection process is based in part on a ranking of companies by market capitalization. A security must have a three-month average daily traded value of at least $5,000,000.

To be eligible for initial index inclusion, a security must have been listed and available for trading on an eligible exchange for at least three full calendar months, not including the month of initial listing. For seasoning purposes, eligible exchanges include Nasdaq (Nasdaq Global Select Market, Nasdaq Global Market, or Nasdaq Capital Market), NYSE, NYSE American and Cboe BZX. Seasoning eligibility is determined as of the constituent selection reference date and includes that month, therefore:

- To be considered for inclusion at the annual December reconstitution, a security must have been listed and available for trading on an eligible exchange no later than the last business day of August, with seasoning occurring over the months of September, October, and November.

- To be considered for inclusion as a replacement, a security must be seasoned by the last day of the month preceding the replacement event. For example, if a replacement event were to occur in July, the required seasoning period would include all of April, May, and June.

The trading history of a SPAC prior to its combination with an operating company will not count towards satisfying the seasoning requirement, regardless of whether the SPAC is determined to be the acquirer or the target in the transaction. Any security that is already a member of the Nasdaq-100 Index®, including those added as the result of a spin-off event, will be exempt from the seasoning requirement.

A security must have a free float of at least 10%.

Companies that have filed for bankruptcy or equivalent protection from creditors will not be considered for initial inclusion in the index.

A company that has entered into a definitive agreement or other arrangement that is expected to make it ineligible will not be considered for initial inclusion in the index. Such agreements or arrangements include, but are not limited to, an agreement to be purchased by another entity or to become privately owned, a plan to delist or to transfer to an ineligible exchange, a plan to reorganize as an ineligible security type or a decision to liquidate or otherwise permanently cease operations.

Reconstitution and Rebalancing of the Nasdaq-100 Index®

Nasdaq selects constituents once annually in December. The reconstitution reference date is the last trading day of November. Index reconstitutions are announced after market close on the second Friday in December and become effective at market open on the first trading day following the third Friday in December.

The Nasdaq-100 Index® is rebalanced on a quarterly basis in March, June, September and December. The Nasdaq-100 Index® rebalance uses the TSO and last sale price of all Nasdaq-100 Index® securities as of the prior month-end (February, May, August and November respectively). Index rebalance changes are announced after market close on the second Friday in March, June, September and December and become effective at market open on the first trading day following the third Friday in March, June, September and December.

A special rebalance may be triggered if, based on end-of-day values, any company's weight exceeds 24% or the aggregate weight of the companies whose weight exceeds 4.5% exceeds 48%. Notice of a special rebalance, including the effective date and reference date, will be published in advance.

Constituent Selection

A reconstitution is conducted on an annual basis, at which time all eligible companies are ranked based on market capitalization as of the reconstitution reference date. Once ranked, companies are selected for index inclusion based on the following order of criteria.

1. The top 75 ranked companies are selected for inclusion in the Nasdaq-100 Index®.

2. Any other companies that were already members of the Nasdaq-100 Index® as of the reconstitution reference date and are ranked within the top 100 are also selected for inclusion in the Nasdaq-100 Index®.

3. If fewer than 100 companies are selected based on the first two criteria, the remaining positions will first be filled, in rank order, by companies currently in the Nasdaq-100 Index® as of the reconstitution reference date ranked in positions 101-125, provided that they were ranked in the top 100 at the previous reconstitution, added as a replacement since the previous reconstitution or added as a result of a spinoff event since the previous reconstitution.

4. If fewer than 100 companies are selected based on the first three criteria, the remaining positions will be filled, in rank order, by any companies ranked in the top 100 that were not already members of the Nasdaq-100 Index® as of the reconstitution reference date.

The market capitalization of each company is the combined market capitalization of all eligible share classes. For inclusion purposes, the market capitalization of an ADR will normally be determined based on the depositary shares outstanding, as reported by the depositary banks. This means that a non-U.S. company represented by an ADR may be considered for inclusion in the Nasdaq-100 Index®at less than its full global market capitalization. Notwithstanding the foregoing, an ADR that serves as a company's primary global listing (*i.e.*, the underlying shares are not listed or available for trading elsewhere) will be considered for inclusion based on its full global market capitalization, in the same manner as a direct listing.

Constituent Weighting

The Nasdaq-100 Index® employs a modified market capitalization weighting scheme.

The quarterly weight process uses company-level weights, which are derived using the price and Total Shares Outstanding ("**TSO**") of each security as of the rebalance reference date. For any company represented by more than one eligible share class, the company weight is the combined weight of the eligible securities representing its share classes. All ADR securities selected for index inclusion will have their weights assigned according to the market capitalization of the depositary shares outstanding, as reported by the depositary banks.

Quarterly update

For quarterly rebalances in March, June and September, index shares for each security are adjusted by the percentage change in that company's TSO since the previous TSO update. Following those adjustments, the resulting company weights are evaluated based on two constraints:

*   No company's weight may exceed 24%.

*   The aggregate weight of the companies whose weights exceed 4.5% may not exceed 48%.

If neither constraint is violated, then no further adjustments are made, and the quarterly constituent weighting process is complete.

In cases where either or both of the constraints above are violated, or when the quarterly rebalance coincides with the annual reconstitution (i.e., December), quarterly weight adjustments are made according to the two-stage adjustment process described below, using the price and TSO of each security as of the rebalance reference date to derive the initial company-level weights.

Stage 1 adjustment. If no company's initial weight exceeds 24% of the Index, initial weights are used as Stage 1 weights without adjustment. Otherwise, initial weights are adjusted such that no company's weight may exceed 20% of the Index.

Stage 2 adjustment. If the aggregate weight of the companies whose Stage 1 weights exceed 4.5% does not exceed 48%, Stage 1 weights are used as the final weights. Otherwise, Stage 1 weights are adjusted such that:

- The aggregate weight of the companies whose Stage 1 weights exceeded 4.5% is set to 40%.

- Companies with Stage 1 weights below 4.5% may also have their weights adjusted to preserve the initial rank order of all companies.

If the two-stage process results in a violation of the weighting constraints described in this "— Quarterly update" section, then the process is repeated until the company weights meet the constraints.

Annual weight adjustment

The annual reconstitution employs an additional two-stage weight adjustment using security-level constraints. For any company with more than one eligible share class, the securities representing those share classes are considered separately.

Final security weights from the quarterly weight adjustment are used as the initial security weights for the annual weight adjustment process.

Stage 1 adjustment. If no security's initial weight exceeds 15%, initial weights are used as Stage 1 weights. Otherwise, initial weights are adjusted such that no security's weight may exceed 14% of the Index.

Stage 2 adjustment. If the aggregate weight of the securities with the five largest Stage 1 weights does not exceed 40%, Stage 1 weights are used as final weights. Otherwise, Stage 1 weights are adjusted such that:

- The aggregate weight of the securities with the five largest Stage 1 weights is set to 38.5%.

- In order to preserve the initial rank order of the securities, the final index weight of any security outside the five largest will be capped at the lesser of 4.4% or the weight of the fifth largest security.

If the two-stage process results in a violation of the weighting constraints described in this "—Annual weight adjustment" section, then the process is repeated until the security weights meet the constraints.

Maintenance of the Nasdaq-100 Index®

Deletion Policy

If, at any time, it is determined that an index security is ineligible for continued inclusion, it will be removed as soon as practicable. Advanced notice of an index security deletion, including the effective date, will be announced through the normal channels.

Criteria for security removal include, but are not limited to:

- Delisting or transferring to an ineligible exchange.

- Reorganizing as an ineligible security type (e.g., a Real Estate Investment Trust).

- Reclassification as a financial company, according to the ICB.

- Involvement in a merger, acquisition or other major corporate event that would make continued inclusion impossible, impractical or inappropriate.

- Failure to maintain a weight of at least 0.10% for two consecutive month ends.

- For a security added to the Index as the result of a spin-off event, failure to establish a weight of at least 0.10% at the end of its second day of regular-way trading as an index member.

- Declaring bankruptcy, liquidating or otherwise permanently ceasing operations.

In circumstances where it is not possible to provide sufficient advanced notification of the removal event and/or the identity of a replacement, the security being removed may remain in the Nasdaq-100 Index® at its last sale price, or at an appropriate "deal price", until the effective date of the replacement company's entry into the Nasdaq-100 Index®. In such cases, a temporary placeholder security may be utilized, and will be denoted by adding a dollar sign to the beginning and end of the security's ticker symbol.

Securities that are added to the Nasdaq-100 Index® as the result of a spin-off event are normally maintained in the Nasdaq-100 Index®, subject to the removal criteria specified above. Those that are not immediately removed may be removed at a later date to protect the integrity of the Nasdaq-100 Index®, for example, if a spun-off security demonstrates liquidity characteristics that diverge materially from the security eligibility criteria.

Replacement Policy

Other than at index reconstitution and except for spin-offs, additions to the Nasdaq-100 Index® occur only when there is a deletion that requires replacement. The company with the largest market capitalization that meets all eligibility criteria as of the prior month-end, and which is not already an index member, will replace the deleted company.

For companies represented by more than one share class, the company will only be considered deleted when all its share classes have been removed from the Nasdaq-100 Index®. If a security is removed, but other securities representing the same company remain in the Nasdaq-100 Index®, a replacement event will not be triggered.

A security that was added to the Nasdaq-100 Index® as the result of a spin-off event, and then removed before the next reconstitution, will not be replaced.

For pending deletions set to occur soon after a reconstitution and/or rebalance effective date, the removal may be accelerated to occur in conjunction with the reconstitution and/or rebalance event.

Corporate Actions

In the periods between scheduled index reconstitution and rebalancing events, individual index securities may be subject to a variety of corporate actions and events that require maintenance and adjustments to the Nasdaq-100 Index®.

At the quarterly rebalancing, no changes are made to the Nasdaq-100 Index® from the previous month end until the quarterly share change effective date, with the exception of corporate actions with an ex-date.

Governance of the Nasdaq-100 Index®

The Nasdaq-100 Index® is managed by a governance committee structure. The Index Oversight Committee is responsible for the oversight of the overall benchmark determination process and the overall governance of the U.S.-based index business, including review and approval of the control framework, certain policies and procedures, certain methodologies and methodology changes and other index management oversight. The Index Management Committee is responsible for the supervision of activities related to the development, issuance and operation of Nasdaq global indexes. The Index Management Committee meets at least quarterly and reviews each index methodology at least annually to ensure that the index achieves stated objectives and that the data and methodology remain effective.

BACKGROUND ON THE S&P 500® INDEX

All information contained in this underlying supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC ("**S&P Dow Jones**"). The S&P 500® Index, together with the S&P MidCap 400® Index and the S&P SmallCap 600® Index (each, an "**S&P U.S. Index**," and collectively the "**S&P U.S. Indices**"), is calculated, maintained and published by S&P Dow Jones. S&P Dow Jones has no obligation to continue to publish, and may discontinue publication of, the S&P 500® Index.

The S&P U.S. Indices are part of a family of indices that are each designed to measure different market segments of the U.S. equity markets.

The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the large market capitalization segment of the U.S. equity markets. The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol "SPX."

Composition of the S&P U.S. Indices

Additions to the S&P U.S. Indices are evaluated based on the following eligibility criteria:

- *Domicile.* The company must be a U.S.-domiciled company. S&P Dow Jones generally determines a company's country of domicile based on the location of its incorporation and/or registration, operational headquarters and stock exchange listings (common listings only; excludes depositary receipts, OTC and other similar securities). If all three principal factors point toward one country, then that country is generally considered the country of domicile. When the country of incorporation and/or registration is a domicile of convenience, only the location of the operational headquarters and stock exchange listings are considered. If any of these factors do not align, a company will generally be assigned to its country of incorporation, unless a broader analysis considering the following factors establishes a significant link to another country: geographic breakdown of assets and revenues by country, where applicable, ownership information (such as composition of, and/or geographic distribution of, its shareholder base), additional stock exchange listings, the functional and reporting currency, location of officers, directors and employees, location of annual company meetings, company history, investor perception and other factors deemed to be relevant by S&P Dow Jones's U.S. index committee.

- *Security Filing Type.* The company issuing the security must satisfy the U.S. Securities Exchange Act of 1934's periodic reporting obligations by filing certain required forms for domestic issuers, such as but not limited to Form 10-K annual reports, Form 10-Q quarterly reports and Form 8-K current reports.

- *Exchange Listing.* A listing on one of the following U.S. exchanges is required: New York Stock Exchange, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Global Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX exchanges. Ineligible exchanges include the over-the counter markets including the Pink Open Market.

- *Organizational Structure and Share Type.* Eligible organizational structures and share types are corporations, including equity and mortgage real estate investment trusts ("**REITs**"), and common stock (*i.e.*, shares). Ineligible organizational structures and share types include, but are not limited to, business development companies, limited partnerships, master limited partnerships, limited liability companies, closed-end funds, exchange-traded funds, exchange-traded notes, royalty trusts, special purpose acquisition companies ("**SPACs**"), tracking stocks, preferred and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and American depositary receipts.

- *Multiple Share Classes.* S&P Dow Jones includes all publicly listed multiple share class lines separately in float-adjusted market capitalization ("**FMC**") weighted indices, subject to the eligibility requirements for each index. Index membership eligibility for a company with multiple share class lines is based on total market capitalization at the company level. Each publicly listed share class is evaluated separately to determine index inclusion, with the weight of each line reflecting only that line's FMC, not the combined FMC of all company share class lines. Unlisted share class lines are not combined with any listed share class lines, but unlisted share class lines are included when calculating company total market capitalization ("**TMC**"). Multiple share class lines not currently in an S&P U.S. Index must satisfy the liquidity and FMC eligibility requirements (but not the market capitalization criteria, which is only considered at the company level). Any excluded listed secondary lines are reviewed annually in September for potential index inclusion. Multiple share class line deletions from an S&P U.S. Index are at the discretion of S&P Dow Jones's U.S. index committee, and, as a result, a multiple share class line may continue to be included in an index even if the share class line subsequently fails to meet the addition criteria.

- *Market Capitalization.* The total company-level market capitalization should be within a specified range for the relevant S&P U.S. Index. These ranges are reviewed at the beginning of each calendar quarter and updated as needed to ensure they reflect current market conditions. A company meeting the total company-level market capitalization criteria is also required to have a security-level FMC that is at least 50% of the relevant S&P U.S. Index's total company-level minimum market capitalization threshold.

- *IWF.* For each stock, an investable weight factor ("**IWF**") is calculated, which is equal to the percentage of such stock's shares that are freely available for trading in the public market out of total shares outstanding. A stock must have a minimum IWF of 0.1 as of the rebalancing effective date to be eligible for inclusion in an S&P U.S. Index.

- *Liquidity.* A float-adjusted liquidity ratio ("**FALR**"), defined as the annual dollar value traded *divided by* the FMC, is used to measure liquidity. Using composite pricing and all publicly reported U.S. consolidated volume, annual dollar value traded is defined as the average closing price *multiplied by* the historical volume over the 365 calendar days prior to the evaluation date. This is reduced to the available trading period for initial public offerings ("**IPOs**"), spin-offs or public companies considered to be U.S.-domiciled for index purposes that do not have 365 calendar days of trading history on a U.S. exchange. In these cases, the dollar value traded available as of the evaluation date is annualized. The price, shares outstanding and IWF as of the evaluation date are used to calculate the FMC. The evaluation date is the open of trading two business days prior to the announcement date. The stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date. The FALR must be greater than or equal to 0.75 at the time of addition to an S&P U.S. Index. Current index constituents have no minimum requirement.

- *Financial Viability.* The sum of the most recent four consecutive quarters' Generally Accepted Accounting Principles ("**GAAP**") earnings (net income excluding discontinued operations) should be positive as should the most recent quarter. For equity REITs, financial viability is based on GAAP earnings and/or funds from operations, if reported.

- *Treatment of IPOs.* IPOs should be traded on an eligible exchange for at least 12 months before being considered for addition to an S&P U.S. Index. For former SPACs, S&P Dow Jones considers the de-SPAC transaction to be an event equivalent to an IPO, and 12 months of trading post the de-SPAC event are required before a former SPAC can be considered for inclusion in an S&P U.S. Index. Spin-offs or in-specie distributions from existing constituents are not required to have 12 months of trading prior to their inclusion in an S&P U.S. Index. Companies that migrate from an ineligible exchange, emerge from bankruptcy, are newly designated to be domiciled in the U.S. for index purposes by S&P Dow Jones or convert from an ineligible share or organizational type to an eligible type do not need to trade on an eligible U.S. exchange for 12 months before being considered for addition.

- *Sector Classification.* Sector balance, as measured by a comparison of each GICS® sector's weight in the applicable S&P U.S. Index with its weight in the S&P Total Market Index, in the relevant market capitalization range, is also considered in the selection of companies for the S&P U.S. Indices. The S&P Total Market Index is a float-adjusted market capitalization-weighted index designed to track the broad equity market, including large-, mid-, small- and micro-cap stocks.

Exceptions to the above criteria include:

- Non-constituents that acquire constituents of an S&P U.S. Index, but do not fully meet all of the eligibility criteria, may still be added to an S&P U.S. Index at the discretion of the S&P Dow Jones's U.S. index committee if the merger consideration includes the acquiring company issuing stock to target company shareholders, and the committee determines that the addition could mitigate turnover and enhance the representativeness of the relevant S&P U.S. Index as a market benchmark.

- Current constituents of an S&P U.S. Index can be migrated from one S&P U.S. Index to another provided they meet the total company-level market capitalization eligibility criteria for the new index. Migrations from an S&P U.S. Index to another do not need to meet the financial viability, liquidity or 50% of the respective index's total company-level minimum market capitalization threshold criteria.

- Companies that are spun-off from current index constituents do not need to meet the outside addition criteria, but they should be considered U.S. domiciled for index purposes. At the discretion of the S&P Dow Jones's U.S. index committee, a spin-off company may be retained in the parent stock's index if the committee determines it has a TMC representative of the relevant S&P U.S. Index.

Calculation of the S&P U.S. Indices

The S&P U.S. Indices are FMC-weighted indices. On any given day, the index value of each S&P U.S. Index is the total FMC of that S&P U.S. Index's constituents *divided* by its divisor. The FMC reflects the price of each stock in the relevant S&P U.S. Index *multiplied* by the number of shares used in the index value calculation.

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude shares that are held by other publicly traded companies, government agencies or certain types of strategic shareholders from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to adjust each company's total shares outstanding for long-term strategic shareholders, who often have interests such as maintaining control rather than securing the shorter-term economic fortunes of the company. Generally, these long-term strategic shareholders include, but are not limited to, officers and directors, private equity, venture capital and special equity firms, asset managers and insurance companies with direct board of director representation, other publicly traded companies that hold shares, holders of restricted shares, company-sponsored employee share plans/trusts, defined contribution plans/savings and investment plans, foundations or family trusts associated with the company, government entities at all levels (other than government retirement/pension funds), sovereign wealth funds and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. Restricted shares are generally not included in total shares outstanding except for shares held as part of a lock-up agreement. Shares that are not considered outstanding are also not included in the available float. These generally include treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights.

For each component, S&P Dow Jones calculates an IWF, which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the relevant S&P U.S. Index calculation.

Divisor. Continuity in index values of each S&P U.S. Index following the implementation of corporate actions, index rebalancing events or other non-market driven actions is maintained by adjusting its divisor. Any change to the stocks in the relevant S&P U.S. Index that alters the total market value of the index while holding stock prices constant will require a divisor adjustment. These changes include additions to and deletions from the relevant S&P U.S. Index, rights issues, share buybacks and issuances and non-zero price spin-offs. The value of each S&P U.S. Index's divisor over time is, in effect, a chronological summary of all changes affecting the base capital of that S&P U.S. Index. The divisor of each S&P U.S. Index is adjusted such that the index value of that S&P U.S. Index at an instant just prior to a change in base capital equals the index value of that S&P U.S. Index at an instant immediately following that change.

Maintenance of the S&P U.S. Indices

S&P Dow Jones believes turnover in index membership should be avoided when possible. At times a stock included in an S&P U.S. Index may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to an S&P U.S. Index, not for continued membership. As a result, an S&P U.S. Index constituent that appears to violate criteria for addition to that index is not deleted unless ongoing conditions warrant an index change. When a stock is removed from an S&P U.S. Index, S&P Dow Jones explains the basis for the removal.

Changes to index composition are made on an as-needed basis. There is no scheduled reconstitution. Rather, changes in response to corporate actions and market developments can be made at any time. Index additions and deletions are typically announced with at least three business days' advance notice. Less than three business days' notice may be given at the discretion of the S&P Dow Jones's U.S. index committee.

Deletion from an S&P U.S. Index. Deletions from an S&P U.S. Index occur as follows:

- A company is deleted from an S&P U.S. Index if it is involved in a merger, acquisition or significant restructuring such that it no longer meets the eligibility criteria. A company delisted as a result of a merger, acquisition or other corporate action is removed at a time announced by S&P Dow Jones, normally at the close of the last day of trading or expiration of a tender offer. Constituents that are halted from trading may be kept in the applicable S&P U.S. Index until trading resumes, at the discretion of S&P Dow Jones's U.S. index committee. If a stock is moved to the pink sheets or the bulletin board, the stock is removed.

- A company that substantially violates one or more of the eligibility criteria may be deleted at the S&P Dow Jones's U.S. index committee's discretion.

Any company that is removed from an S&P U.S. Index (including discretionary and bankruptcy/exchange delistings) must wait a minimum of one year from its removal date before being screened for the eligibility criteria.

Share and IWF Updates. Share/IWF changes are implemented either annually, quarterly or on an accelerated schedule following the relevant event depending on the nature of the change as explained below.

- *Mandatory Action.* Certain mandatory actions, such as M&A driven share/IWF changes, stock splits and mandatory distributions, are not subject to a minimum threshold for implementation. In order to minimize index turnover, any IWF changes resulting from such mandatory actions are implemented based on the pre-event IWFs of the securities involved.

- *Accelerated Implementation Rule.* Material share/IWF changes resulting from certain non-mandatory corporate actions follow an accelerated implementation rule with sufficient advance notification. The accelerated implementation rule is intended to reduce turnover intra-quarter while also enhancing opportunities for index trackers to take advantage of non-mandatory material liquidity events.

- *Quarterly Review*. Non-material share/IWF changes are reviewed quarterly, effective after the close of the third Friday of the third month in each calendar quarter and as per below. At each quarterly review, shares outstanding are updated to the latest publicly available filings as of the rebalancing reference date. At each quarterly review, IWF changes are made only if there is a share change of at least 5% of total current shares outstanding and if the adjusted IWF absolute change is at least 5, with IWF adjustments limited to the extent necessary to help reflect the corresponding share change.

- *Annual Review*. Other than the situations described above, IWFs changes are only made at the annual IWF review based on the most recently available data filed with various regulators and exchanges.

Share/IWF Reference Date and Freeze Period. A reference date, after the market close five weeks prior to the third Friday in March, June, September and December, is the cutoff for publicly available information used for quarterly shares outstanding and IWF changes. All shares outstanding and ownership information contained in public filings and/or official sources dated on or before the reference date are included in that quarter's update. In addition, there is a freeze period on a quarterly basis for any changes that result from the accelerated implementation rule. The freeze period begins after the market close on the Tuesday prior to the second Friday of each rebalancing month (*i.e.*, March, June, September and December) and ends after the market close on the third Friday of the rebalancing month.

Pro-forma files for FMC indices are generally released after the market close on the first Friday, two weeks prior to the rebalancing effective date. For illustration purposes, if rebalancing pro-forma files are *scheduled* to be released on Friday, March 5, the share/IWF freeze period will begin after the close of trading on Tuesday, March 9, and will end after the close of trading the following Friday, March 19 (*i.e.*, the third Friday of the rebalancing month).

During the share/IWF freeze period, shares and IWFs are not changed, and the accelerated implementation rule is suspended, except for mandatory corporate action events (such as merger activity, stock splits and rights offerings). The suspension includes all changes that qualify for accelerated implementation and would typically be announced or effective during the share/IWF freeze period. At the end of the freeze period, all suspended changes will be announced on the third Friday of the rebalancing month and implemented five business days after the quarterly rebalancing effective date.

Companies that are the target of cash M&A events, and if publicly available guidance indicates the event is expected to close by quarter end, may have their share count frozen at their current level for rebalancing purposes.

Other Adjustments. In cases where there is no achievable market price for a stock being deleted, it can be removed at a zero or minimal price at the S&P Dow Jones's U.S. index committee's discretion.

Corporate Action Adjustments. The table below summarizes the treatment of certain corporate actions.

Corporate Action	Treatment
Company addition/deletion	***Addition*** Companies are added at the float market capitalization weight. The net change to the market capitalization of the relevant S&P U.S. Index causes a divisor adjustment. ***Deletion*** The weights of all stocks in the relevant S&P U.S. Index will proportionally change. Relative weights will stay the same. The index divisor will change due to the net change in the market capitalization of that S&P U.S. Index.

Corporate Action	Treatment
Change in shares outstanding	Increasing (decreasing) the shares outstanding increases (decreases) the market capitalization of the relevant S&P U.S. Index. The change to the market capitalization of that S&P U.S. Index causes a divisor adjustment.
Split/reverse split	Shares outstanding are adjusted by the split ratio. Stock price is adjusted by the split ratio. There is no change to the market capitalization of the relevant S&P U.S. Index and no divisor adjustment.
Spin-off	Generally, the spin-off is added to the relevant S&P U.S. Index on the ex-date at a price of zero. The spin-off index shares are based on the spin-off ratio. On the ex-date, the spin-off will have the same attributes and capping adjustment factor as its parent company and will remain in that S&P U.S. Index for at least one trading day. As a result, there will be no change to the index divisor on the ex-date. However, if the spin-off is ineligible for continued inclusion, it will be removed after the ex-date. The weight of the spin-off being deleted is reinvested across all the index components proportionally such that the relative weights of all index components are unchanged. The net change in the market capitalization of the relevant S&P U.S. Index will cause a divisor change.
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the market capitalization of the relevant S&P U.S. Index. A net change to the market capitalization of that S&P U.S. Index causes a divisor adjustment.
Ordinary dividend	When a company pays an ordinary cash dividend, the relevant S&P U.S. Index does not make any adjustments to the price or shares of the stock. As a result, there are no divisor adjustments to that S&P U.S. Index.
Special dividend	The stock price is adjusted by the amount of the dividend. The net change to the market capitalization of the relevant S&P U.S. Index causes a divisor adjustment.
Rights offering	All rights offerings that are in the money on the ex-date are applied under the assumption that the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio. The net change in the market capitalization of the relevant S&P U.S. Index causes a divisor adjustment.

Governance of the S&P U.S. Indices

The S&P U.S. Indices are maintained by S&P Dow Jones's U.S. index committee. All index committee members are full-time professional members of S&P Dow Jones's staff. The index committee meets monthly. At each meeting, the index committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the S&P U.S. Indices to the market, companies that are being considered as candidates for addition to an S&P U.S. Index and any significant market events. In addition, the index committee may revise index policies.

BACKGROUND ON THE RUSSELL 2000® INDEX

All information contained in this underlying supplement regarding the Russell 2000® Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, FTSE Russell, which is wholly owned by the London Stock Exchange Group plc. The Russell 2000® Index, together with the Russell 1000® Index and the Russell 3000® Index (each, a "**Russell Index**," and collectively, the "**Russell Indices**"), is calculated, maintained and published by FTSE. FTSE has no obligation to continue to publish, and may discontinue publication of, the Russell 2000® Index.

The Russell 2000® Index measures the capitalization-weighted price performance of 2,000 U.S. small-capitalization stocks listed on eligible U.S. exchanges and is designed to track the performance of the small-capitalization segment of the U.S. equity market. The companies included in the Russell 2000® Index are the middle 2,000 of the companies that form the Russell 3000E™ Index, which is composed of the 4,000 largest U.S. companies as determined by total market capitalization and represents approximately 99% of the U.S. equity market. The Russell 2000® Index is reported by Bloomberg L.P. under the ticker symbol "RTY."

Selection of Stocks Underlying the Russell Indices

Defining Eligible Securities

The Russell Indices are sub-indices of the Russell 3000E™ Index. To be eligible for inclusion in the Russell 3000E™ Index and, consequently, a Russell Index, a company must meet the following criteria as of the rank day which occurs on the last business day of April (except that initial public offerings ("**IPOs**") are generally considered for inclusion on a quarterly basis):

- *U.S. Equity Market.* The company must be determined to be part of the U.S. equity market, meaning that its home country is the United States. If a company incorporates in, has a stated headquarters location in and also trades on a standard exchange in the same country (ADRs and ADSs are not eligible), the company is assigned to its country of incorporation.

   If any of the three criteria do not match, FTSE Russell then defines three Home Country Indicators ("**HCIs**"): country of incorporation, country of headquarters and country of the most liquid exchange as defined by two-year average daily dollar trading volume from all exchanges within a country. After the HCIs are defined, the next step in the country assignment involves an analysis of assets by location. FTSE Russell cross-compares the primary location of the company's assets with the three HCIs. If the primary location of assets matches any of the HCIs, then the company is assigned to its primary asset location.

   If there is not enough information to determine a company's primary location of assets, FTSE Russell uses the primary location of the company's revenue for the same cross-comparison and assigns the company to the appropriate country in a similar fashion. FTSE Russell uses an average of two years of assets or revenue data for analysis to reduce potential turnover.

   If conclusive country details cannot be derived from assets or revenue, FTSE Russell assigns the company to the country in which its headquarters are located unless the country is a Benefit Driven Incorporation ("**BDI**") country. If the country in which its headquarters are located is a BDI country, the company is assigned to the country of its most liquid stock exchange. The BDI countries are Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands.

If a company is designated as a Chinese "N Share," it will not be considered for inclusion within the Russell Indices. An N Share is a company incorporated outside of mainland China that trades on the New York Stock Exchange, The Nasdaq Stock Market or NYSE American. An N Share will have a headquarters or principal executive office or its establishment in mainland China, with the majority of its revenue or assets derived from mainland China.

- *Eligible U.S. Exchange.* The following exchanges and markets are deemed to be eligible U.S. exchanges: the Chicago Board Options Exchange, the New York Stock Exchange, NYSE American, The Nasdaq Stock Market and NYSE Arca. Stocks that are not traded on an eligible U.S. exchange (Bulletin Board, Pink Sheet and over-the-counter traded securities, including securities for which prices are displayed on the FINRA Alternative Display Facility) are not eligible for inclusion.

- *Minimum Closing Price.* A stock must have a close price at or above $1.00 (on its primary exchange), subject to exceptions to reduce unnecessary turnover.

- *Minimum Total Market Capitalization.* Companies with a total market capitalization less than $30 million are not eligible for inclusion.

- *Minimum Free Float.* Companies with less than an absolute 5% of their shares available in the free float as defined by FTSE Russell are not eligible for inclusion.

- *Company Structure.* Companies structured in the following ways are not eligible for inclusion: royalty trusts, U.S. limited liability companies, closed-end investment companies, business development companies (and other companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC), blank-check companies, special-purpose acquisition companies, limited partnerships, exchange-traded funds and mutual funds.

- *UBTI.* Real estate investment trusts and publicly traded partnerships that generate or have historically generated unrelated business taxable income ("**UBTI**") and have not taken steps to block UBTI to equity holders are not eligible for inclusion. Information used to confirm UBTI impact includes the following publicly available sources: 10-K, SEC Form S-3, K-1, company annual report, dividend notices or company website.

- *Security Types.* The following types of securities are not eligible for inclusion: preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, depositary receipts, installment receipts and trust receipts. Stapled units and other paired share structures are considered eligible for inclusion, unless an underlying component of the stock is an ineligible security type.

- *Minimum Voting Rights.* Companies assigned a developed market nationality are required to have 5% or greater of the company's voting rights (aggregated across all of its equity securities, including, where identifiable, those that are not listed or trading) in the hands of unrestricted shareholders in order to be eligible for index inclusion. Shares referenced as "non-voting" or providing legally minimum rights only will be viewed as having no voting power as it relates to the minimum voting rights review. Emerging market securities are not subject to this requirement.

- *CHESS Depositary Interests.* Securities with exposure to CDIs will be assessed as of cut-off date for the index reviews. If a new addition has 40% or greater free float shares in the form of CDIs, the CDIs will be treated as restricted and CDI shares will be removed from free float in line with the review implementation. Once CDI shares have been restricted for a name, the CDI restriction will be carried forward throughout its inclusion. For existing members, any security with unrestricted CDI exposure of 50% or greater of its free float shares in the form of CDIs will have its shares adjusted to restrict the portion of shares represented in the form of CDIs at the subsequent review. For the avoidance of doubt, US common shares will remain eligible in this case subject to them meeting all other index eligibility requirements.

- *Multiple Share Classes.* If an eligible company trades under multiple share classes, each share class is reviewed independently for eligibility for inclusion. Share classes in addition to the primary share class that meet the following minimum size, liquidity and float requirements will also be eligible: (i) total market cap must be larger than $30 million; (ii) average daily dollar trading value must exceed that of the global median, which is determined each reconstitution rank day by ranking all securities in investable countries by average daily dollar trading value; and (iii) 5% or greater of shares must be available in the free float as defined by FTSE Russell.

Determining Market Capitalization of Eligible Securities

Securities of eligible companies are included in Russell Indices based on total market capitalization. Total market capitalization is determined by multiplying total outstanding shares by the market price (generally, the last price traded on the primary exchange of the primary share class, i.e., the share class with the highest two-year trading volume, subject to exceptions) as of the rank day in April (except that IPOs are generally considered for inclusion on a quarterly basis).

Common stock, non-restricted exchangeable shares (i.e., shares that may be exchanged at any time, at the holder's option, on a one-for-one basis for common stock) and partnership units/membership interests (i.e., an economic interest in a limited liability company or limited partnership) are used to calculate a company's total market capitalization. FTSE Russell includes partnership units/membership interests as part of total market capitalization when the company in question is merely a holding company of an underlying entity that issues membership or partnership units/interests and when these membership units are the company's sole asset. This is not to be confused with operating partnership units that are issued in conjunction with umbrella partnership real estate investment trusts. In these cases, total market capitalization will be calculated based on 100% of the value of all membership interests.

Any other form of shares are excluded from the calculation. If multiple share classes of common stock exist, they are combined to determine total shares outstanding; however, in cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.

For merger and spin-off transactions that are effective between rank day in April and the business day immediately before the index lock-down takes effect ahead of the annual reconstitution in June, the market capitalizations of the impacted securities are recalculated and membership is re-evaluated as of the effective date of the corporate action. For corporate events that occur during the reconstitution lock-down period (which takes effect from the open on the first day of the lock-down period onwards), market capitalizations and memberships will not be re-evaluated. Non-index members that have been considered ineligible as of rank day will not be reevaluated in the event of a subsequent corporate action that occurs between rank day and the reconstitution effective date.

Determining Index Membership

The 4,000 securities with the largest total market capitalization become members of the Russell 3000E™ Index. If eligible securities total less than 4,000, the Russell 3000E™ Index will include all eligible securities. All remaining Russell Indices are a subset of the Russell 3000E™ Index. Market capitalization breakpoints for the Russell Indices are determined by the breaks between the rankings of companies (based on descending total market capitalization). Market capitalization breakpoints for the Russell 3000® Index are determined by the break between the companies ranked #1 through #3,000. Market capitalization breakpoints for the Russell 1000® Index are determined by the break between the companies ranked #1 through #1,000. Market capitalization breakpoints for the Russell 2000® Index are determined by the break between the companies ranked #1,001 through #3,000. After the initial market capitalization breakpoints are determined by the ranges listed above, new members are assigned on the basis of the breakpoints, and existing members are reviewed to determine if they fall within a cumulative 5% market capitalization range around these new market capitalization breakpoints. If an existing member's market cap falls within this cumulative 5% of the market capitalization breakpoint, it will remain in its current Russell Index rather than be moved to a different Russell Index.

After membership is determined, a security's shares are adjusted to include only those shares available to the public ("**free float**"). The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks in the Russell Indices are weighted by their available (also called float-adjusted) market capitalization.

Reconstitution occurs on the fourth Friday in June. A full calendar for reconstitution is published each spring, with such reconstitution schedule governed by FTSE Russell guidelines.

Notwithstanding anything to the contrary above, following market constultation, FTSE Russell has announced that reconstitution of the Russell Indices will change from an annual to a semi-annual schedule starting in December 2026. The first semi-annual reconstitution of each year will continue taking place on the fourth Friday in June. The second semi-annual reconstitution of ceach yaer will take place on the second Friday in December (rank day on the last buisness day in October). The quarterly December IPO inclusion and float/share changes will be incorporated into the December semi-annual reconstitution.

Corporate Actions and Events Affecting the Russell Indices

FTSE Russell applies corporate actions to the Russell Indices on a daily basis. FTSE Russell applies the following methodology guidelines, among others, when adjusting the applicable Russell Index in response to corporate actions:

- *"No Replacement" Rule.* Securities that leave the relevant Russell Index for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the relevant Russell Index over a year will fluctuate according to corporate activity.

- *Statement of Principles for Specific Corporate Events.* FTSE Russell has stated as general principles that the treatment of corporate events (a) should reflect how such events are likely to be dealt with in investment portfolios to maintain the portfolio structure in line with the target set out in the index objective and index methodology and (b) should normally be designed to minimize the trading activity required by investors to match the index performance. No assurance can be provided that corporate actions and events will be treated by FTSE Russell in a manner consistent with its statement of general principles.

  In addition, FTSE Russell has established guidance for the treatment of corporate actions and events, including, but not limited to, dividends, capital repayments, companies converting to a REIT structure, share buybacks, rights issues, mergers, acquisitions, tender offers, split-offs, spin-offs, bankruptcies, insolvencies, liquidations and trading suspensions. However, because of the complexities involved in some cases, those guidelines are not definitive rules that will determine FTSE Russell's actions in all circumstances. FTSE Russell reserves the right to determine the most appropriate method of implementation for any corporate event which is not covered by those guidelines or which is of a complex nature.

- *Changes to Shares Outstanding and Free Float.* Each Russell Index will be reviewed quarterly for updates to shares outstanding and to free floats used within the calculation of each Russell Index. The changes will be implemented quarterly, on the third Friday of the month (after the close) in March, September and December and on the last Friday of June (unless the last Friday occurs on the 29th or 30th, when reconstitution will occur on the Friday prior). In March, September and December, shares outstanding and free float will be updated to reflect cumulative shares in issue changes greater than 1%, cumulative free float changes greater than 1% for constituents with a free float greater than 5% but less than or equal to 15% and cumulative free float changes greater than 3% for constituents with a free float greater than 15%. In June, the shares and free float updates will be implemented regardless of size. Outside of the quarterly update cycle, shares and free float updates can be triggered in some cases by certain events, such as some primary or secondary offerings.

BACKGROUND ON THE INVESCO QQQ TRUST^{SM}, SERIES 1

All information contained in this underlying supplement regarding the Invesco QQQ Trust^{SM}, Series 1 (the "**QQQ Fund**") has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, The Bank of New York Mellon, as trustee of the QQQ Fund (the "**QQQ Fund Trustee**"), and Invesco Capital Management LLC, as sponsor of the QQQ Fund. The QQQ Fund is an investment company that issues securities called "Invesco QQQ Shares." The QQQ Fund trades on The Nasdaq Stock Market under the ticker symbol "QQQ."

The investment objective of the QQQ Fund is to seek to track the investment results, before fees and expenses, of the Nasdaq-100 Index®. The Nasdaq-100 Index® is a modified market capitalization-weighted index that is designed to measure the performance of 100 of the largest non-financial companies listed on The Nasdaq Stock Market. For more information about the Nasdaq-100 Index®, please see "Background on the Nasdaq-100 Index®" in this underlying supplement.

The QQQ Fund holds all of the stocks in the Nasdaq-100 Index® and cash and is not actively managed by traditional methods, which typically involve effecting changes in the holdings of securities on the basis of judgments made relating to economic, financial and market considerations. To maintain the correspondence between the composition and weights of the securities held by the QQQ Fund and the component securities of the Nasdaq-100 Index® ("**QQQ Index Securities**"), the QQQ Fund Trustee adjusts the holdings of the QQQ Fund from time to time to conform to periodic changes in the identity and/or relative weights of the QQQ Index Securities.

The QQQ Fund will not be able to replicate exactly the performance of the Nasdaq-100 Index® because the total return generated by the securities held by the QQQ Fund will be reduced by transaction costs incurred in adjusting the actual balance of the securities held by the QQQ Fund and other expenses of the QQQ Fund, whereas such transaction costs and expenses are not included in the calculation of the Nasdaq-100 Index®. It is also possible that for short periods of time, the QQQ Fund may not fully replicate the performance of the Nasdaq-100 Index® due to the temporary unavailability of certain QQQ Index Securities in the secondary market or due to other extraordinary circumstances. Such events are unlikely to continue for an extended period of time because the QQQ Fund Trustee is required to correct such imbalances by means of adjusting the composition of the securities held by the QQQ Fund. It is also possible that the composition of the QQQ Fund may not exactly replicate the composition of the Nasdaq-100 Index® if the QQQ Fund has to adjust its portfolio holdings in order to continue to qualify as a "regulated investment company" under the Internal Revenue Code of 1986, as amended.

The QQQ Fund is a registered investment company. Information provided to or filed with the SEC by the QQQ Fund pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-61001 and 811-08947, respectively, through the SEC's website at http://www.sec.gov.

BACKGROUND ON THE STATE STREET® SPDR® S&P 500® ETF TRUST

All information contained in this underlying supplement regarding the State Street® SPDR® S&P 500® ETF Trust (the "**SPY Fund**") has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, State Street Global Advisors Trust Company ("**SSGA TC**"), as trustee of the SPY Fund, and PDR Services LLC ("**PDRS**"), as sponsor of the SPY Fund. The SPY Fund is a unit investment trust that issues securities called "Units." The SPY Fund trades on the NYSE Arca, Inc. under the ticker symbol "SPY."

The SPY Fund seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index. For more information about the S&P 500® Index, please see "Background on the S&P 500® Index" in this underlying supplement.

The SPY Fund seeks to achieve its investment objective by holding a portfolio of common stocks that are included in the S&P 500® Index, with the weight of each stock in the portfolio substantially corresponding to the weight of that stock in the S&P 500® Index. At any time, the portfolio of the SPY Fund will consist of as many of the component stocks of the S&P 500® Index as is practicable. To maintain the correspondence between the composition and weightings of the stocks held by the SPY Fund and the component stocks of the S&P 500® Index, SSGA TC or its parent company, State Street Bank and Trust Company ("**SSBT**"), adjusts the portfolio of the SPY Fund from time to time to conform to periodic changes in the identity and/or relative weightings of the component stocks of the S&P 500® Index. SSGA TC or SSBT aggregates certain of these adjustments and makes changes to the portfolio of the SPY Fund at least monthly, or more frequently in the case of significant changes to the S&P 500® Index.

While the SPY Fund is intended to track the performance of the S&P 500® Index as closely as possible (*i.e.*, to achieve a high degree of correlation with the S&P 500® Index), the return of the SPY Fund may not match or achieve a high degree of correlation with the return of the S&P 500® Index due to expenses and transaction costs incurred in adjusting the SPY Fund's portfolio. In addition, it is possible that the SPY Fund may not always fully replicate the performance of the S&P 500® Index due to the unavailability of certain component stocks of the S&P 500® Index in the secondary market or due to other extraordinary circumstances *(e.g.*, if trading in a security has been halted).

The SPY Fund is a registered investment company. Information provided to or filed with the SEC by the SPY Fund pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-46080 and 811-06125, respectively, through the SEC's website at http://www.sec.gov.

BACKGROUND ON THE iSHARES® RUSSELL 2000 ETF

All information contained in this underlying supplement regarding the iShares® Russell 2000 ETF (the "**IWM Fund**") has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, iShares® Trust and BlackRock Fund Advisors ("**BFA**"). As an investment portfolio of iShares® Trust, the IWM Fund is maintained and managed by iShares® Trust. BFA is currently the investment adviser to the IWM Fund. The IWM Fund is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "IWM."

The IWM Fund seeks to track the investment results, before fees and expenses, of an index that measures the performance of the small-capitalization sector of the U.S. equity market, which is currently the Russell 2000® Index. For more information about the Russell 2000® Index, please see "Background on the Russell 2000® Index" in this underlying supplement.

BFA uses a representative sampling indexing strategy to manage the IWM Fund. "Representative sampling" is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of the Russell 2000® Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Russell 2000® Index. The IWM Fund may or may not hold all of the securities in the Russell 2000® Index.

The Russell 2000® Index is a financial calculation, based on a grouping of financial instruments, and is not an investment product, while the IWM Fund is an actual investment portfolio. The performance of the IWM Fund and the Russell 2000® Index may vary for a number of reasons, including transaction costs, asset or currency valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the IWM Fund's portfolio and the Russell 2000® Index resulting from the IWM Fund's use of representative sampling or from legal restrictions (such as diversification requirements) that apply to the IWM Fund but not to the Russell 2000® Index. "Tracking error" is the divergence of the performance (return) of a fund's portfolio from that of its underlying index. Because the IWM Fund uses a representative sampling indexing strategy, it can be expected to have a larger tracking error than if it used a replication indexing strategy. "Replication" is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the IWM Fund. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov.

BACKGROUND ON THE iSHARES® BITCOIN TRUST ETF

All information contained in this underlying supplement regarding the iShares® Bitcoin Trust ETF (the "**IBIT Fund**") has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, the sponsor of the IBIT Fund, iShares Delaware Trust Sponsor LLC ("**iShares Delaware**"), an indirect subsidiary of BlackRock, Inc. BlackRock Fund Advisors, a California corporation that is a wholly-owned subsidiary of BlackRock, Inc., is the trustee of the IBIT Fund. The Bank of New York Mellon is the cash custodian of the IBIT Fund and Coinbase Custody Trust Company, LLC is the bitcoin custodian of the IBIT Fund. The IBIT Fund is an investment trust that trades on The Nasdaq Stock Market under the ticker symbol "IBIT."

The IBIT Fund seeks to reflect generally the performance of the price of bitcoin before the payment of its expenses and liabilities. The assets of the IBIT Fund consist primarily of bitcoin held by the bitcoin custodian on behalf of the IBIT Fund. The IBIT Fund issues blocks of shares in exchange for deposits of bitcoin and distributes bitcoin in connection with the redemption of blocks of shares. The shares of the IBIT Fund are intended to constitute a simple and cost-effective means of making an investment similar to an investment in bitcoin. The shares of the IBIT Fund represent units of fractional undivided beneficial interest in and ownership of the IBIT Fund. The IBIT Fund is a passive investment vehicle that does not seek to generate returns beyond tracking the price of bitcoin and the sponsor of the IBIT Fund does not actively manage the bitcoin held by the IBIT Fund. The trustee of the IBIT Fund sells bitcoin held by the IBIT Fund to pay the IBIT Fund's expenses on an as-needed basis irrespective of then-current bitcoin prices.

Currently, the IBIT Fund's only ordinary recurring expense is expected to be iShares Delaware's fee, which is accrued daily at an annualized rate equal to 0.25% of the net asset value of the IBIT Fund and is payable at least quarterly in arrears. The trustee of the IBIT Fund will, when directed by iShares Delaware, and, in the absence of such direction, may, in its discretion, sell bitcoin in such quantity and at such times as may be necessary to permit payment of iShares Delaware's fee and of expenses or liabilities of the IBIT Fund not assumed by iShares Delaware. As a result of the recurring sales of bitcoin necessary to pay the Fund sponsor's fee and the IBIT Fund expenses or liabilities not assumed by the IBIT Fund sponsor, the net asset value of the IBIT Fund and, correspondingly, the fractional amount of bitcoin represented by each share will decrease over the life of the IBIT Fund. New deposits of bitcoin, received in exchange for additional new issuances of shares by the IBIT Fund, do not reverse this trend.

Information provided to or filed with the SEC by the IBIT Fund pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, can be located by reference to SEC file numbers 333-272680 and 001-41914, respectively, through the SEC's website at http://www.sec.gov. The IBIT Fund is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder. The IBIT Fund is not a commodity pool for purposes of the Commodity Exchange Act, and is not subject to regulation thereunder, and iShares Delaware is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator or a commodity trading advisor.

Bitcoin

Bitcoin is a digital asset the ownership and behavior of which are determined by participants in an online, peer-to-peer network that connects computers that run publicly accessible, or "open source," software that follows the rules and procedures governing the bitcoin network, commonly referred to as the bitcoin protocol. The value of bitcoin, like the value of other digital assets, is not backed by any government, corporation or other identified body. Ownership and the ability to transfer or take other actions with respect to bitcoin are protected through public-key cryptography. The supply of bitcoin is constrained or formulated by its protocol instead of being explicitly delegated to an identified body (*e.g.*, a central bank) to control. Units of bitcoin, called tokens, are treated as fungible. Bitcoin and certain other types of digital assets are often referred to as digital currencies or cryptocurrencies. No single entity owns or operates the bitcoin network, the infrastructure of which is collectively maintained by (1) a decentralized group of participants who run computer software that results in the recording and validation of transactions (commonly referred to as "miners"), (2) developers who propose improvements to the bitcoin protocol and the software that enforces the protocol and (3) users who choose what bitcoin software to run. Bitcoin was released in 2009 and, as a result, there is little data on its long-term investment potential. Bitcoin is not backed by a government-issued legal tender or any other currency or asset. Bitcoin is "stored" or reflected on a digital transaction ledger commonly known as a "blockchain." A blockchain is a type of shared and continually reconciled database, stored in a decentralized manner on the computers of certain users of the digital asset. Bitcoin is created by "mining." Mining involves miners using a sophisticated computer program to repeatedly solve very complex mathematical problems on specialized computer hardware. Miners can be bitcoin enthusiasts but increasingly are professional mining operations that design and build dedicated machines and data centers as the computing power required to solve the problem continues to increase significantly.

BACKGROUND ON SOFR

SOFR is published by the Federal Reserve Bank of New York (the "**FRBNY**") and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, *plus* bilateral Treasury repurchase agreement ("**repo**") transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the "**FICC**"), a subsidiary of The Depository Trust & Clearing Corporation ("**DTCC**"). SOFR is filtered by FRBNY to remove a portion of the foregoing transactions considered to be "specials." According to FRBNY, "specials" are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, and the U.S. Department of the Treasury's Office of Financial Research, as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the FICC's delivery-versus-payment service.

FRBNY currently publishes SOFR daily on its website. FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. Information contained in the publication page for SOFR is not incorporated by reference in, and should not be considered part of, this underlying supplement.

SUPPLEMENTAL TERMS OF THE NOTES

The following supplemental terms of the notes supplement, and to the extent they are inconsistent, supersede, the description of the general terms of the notes set forth in the accompanying product supplement. Except as noted below, capitalized terms used in this section without definition are as defined in "The MerQube Vol Advantage Index Series" above.

Postponement of a Determination Date

Notes Linked Solely to an Index

Notwithstanding any contrary provision in the accompanying product supplement, for notes linked solely to an Index, the following provisions will apply. If a Determination Date (as defined in the accompanying product supplement) is a Disrupted Day (as defined in the accompanying product supplement), the applicable Determination Date will be postponed to the immediately succeeding scheduled trading day that is not a Disrupted Day.

In no event, however, will any Determination Date be postponed to a date that is after the applicable Final Disrupted Determination Date (as defined in the accompanying product supplement). If a Determination Date is or has been postponed to the applicable Final Disrupted Determination Date and that day is a Disrupted Day, the calculation agent will determine the closing level of the relevant Index for that Determination Date on that Final Disrupted Determination Date in accordance with the formula for and method of calculating the closing level of that Index last in effect prior to the commencement of the market disruption event (or prior to the non-trading day), using the official settlement price and/or time weighted average price (or, if trading in the relevant futures contract, exchange-traded fund or other asset then tracked by the relevant Index (the "**Underlying Asset**") has been materially suspended or materially limited, the calculation agent's good faith estimate of the relevant price that would have prevailed but for that suspension or limitation or non-trading day) on that Final Disrupted Determination Date of the Underlying Asset(s) included in an Index.

Notes Linked to an Index and Other Reference Assets

If the notes are linked to an Index and other reference assets, the provisions relating to postponement of a Determination Date as set forth in the accompanying product supplement will apply, except that if a Determination Date is or has been postponed to the applicable Final Disrupted Determination Date and, on that day, the closing level of the relevant Index has not been established in accordance with the postponement provisions of the accompanying product supplement that apply prior to the applicable Final Disrupted Determination Date, the closing level of that Index for that Determination Date will be determined by the calculation agent (as defined in the accompanying product supplement) on the applicable Final Disrupted Determination Date in accordance with the formula for and method of calculating the closing level of that Index last in effect prior to the commencement of the market disruption event (or prior to the non-trading day), using the official settlement price and/or time weighted average price (or, if trading in the relevant Underlying Asset has been materially suspended or materially limited, the calculation agent's good faith estimate of the relevant price that would have prevailed but for that suspension or limitation or non-trading day) on that Final Disrupted Determination Date of the Underlying Asset(s) included in an Index.

Additional Defined Terms

Notwithstanding any contrary definition in the accompanying product supplement, with respect to an Index or any relevant successor index, a "**scheduled trading day**" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which:

(a) the relevant exchange for that Index or that successor index, as applicable, is scheduled to be open for trading for its regular trading session;

(b) banking institutions in the City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close; and

(c) that Index or that successor index, as applicable, is scheduled to calculate and publish the closing level of that Index (or that successor index).

Notwithstanding any contrary definition in the accompanying product supplement, with respect to an Index or any relevant successor index, a "**trading day**" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which:

(a) trading is generally conducted on the relevant exchange for that Index or that successor index, as applicable;

(b) banking institutions in the City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close; and

(c) that Index or that successor index, as applicable, is scheduled to calculate and publish the closing level of that Index (or that successor index).

Notwithstanding anything to the contrary in the accompanying product supplement, with respect to an Index or any relevant successor index, "**relevant exchange**" means the primary exchange or market of trading for the Underlying Asset(s) then included in that Index or that successor index, as applicable.

Market Disruption Events

Notwithstanding any contrary provision in the accompanying product supplement, the following provisions will apply to notes linked in whole or in part to an Index. With respect to an Index or any relevant successor index (as defined in the accompanying product supplement), a "**market disruption event**," unless otherwise specified in the relevant terms supplement, means:

(1) any termination or suspension of, or limitation on, trading imposed by the relevant exchange for that Index (or that successor index);

(2) a failure by the relevant exchange for that Index (or that successor index) to calculate and publish the official settlement price of the Underlying Asset(s) included in that Index (or that successor index) on any day upon which the official settlement price of that Underlying Asset is scheduled to be calculated and published by the relevant exchange;

(3) the closure of the relevant exchange for that Index (or that successor index) prior to its scheduled closing time unless such earlier closing time is announced at least one hour prior to the actual closing time;

(4) the failure of any relevant exchange for that Index (or that successor index) to open;

(5) any other event that disrupts or impairs the ability of market participants in general to effect transactions in, or obtain market values for the Underlying Asset included in that Index (or that successor index) or options on that Underlying Asset;

(6) the failure of the sponsor of that Index (or that successor index) to calculate and publish the closing level of that Index (or that successor index),

in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with the Issuer's ability or the ability of any of its affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

A limitation on the hours or number of days of trading will not constitute a market disruption event with respect to an Index or any relevant successor index if the limitation results from an announced change in the regular business hours of the relevant exchange or market.

Consequences of a Commodity Hedging Disruption Event

The concept of a commodity hedging disruption event will apply to notes linked in whole or in part to the MerQube US Gold Vol Advantage Index. Please see the accompanying product supplement for more information about commodity hedging disruption events and their consequences.

Discontinuation of an Index; Alteration of Method of Calculation

The provisions relating to the discontinuation of an Index as set forth in the accompanying product supplement will apply, except that if the calculation agent is to determine the closing level of that Index for any day because no successor index for that Index is available at that time, or the calculation agent has previously selected a successor index for that Index and publication of that successor index is discontinued prior to, and that discontinuation is continuing on, that day, then the closing level of that Index for that day will be computed by the calculation agent in accordance with the formula for and method of calculating that Index or that successor index, as applicable, last in effect prior to that discontinuation, and, if applicable, giving effect to that Index methodology for rolling from one futures contract to the next over time.

Consequences of a Liquidation Event

Notwithstanding anything to the contrary in the accompanying product supplement, this "Consequences of a Liquidation Event" section will apply to notes linked in whole or in part to the MerQube Bitcoin Vol Advantage Index.

If a Liquidation Event (as defined in the accompanying product supplement) occurs with respect to the IBIT Fund and the calculation agent determines, in its sole discretion, that no successor fund is available, the Issuer will have the right, but not the obligation, to accelerate the payment on the notes in accordance with the provisions relating to a Liquidation Event as set forth in "The Underlyings — Funds — Discontinuation or Modification of a Fund" in the accompanying product supplement. If the Issuer decides, in its sole discretion, not to accelerate the notes, the calculation agent will determine the closing level of the MerQube Bitcoin Vol Advantage Index based on the relevant closing level published by the Index Calculation Agent in accordance with the applicable Index methodology following the cancellation or disruption of an Underlying Asset.